                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                            AIR SOUTH AIRLINES, INC.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)




           Delaware                                              36-3889681
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(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                              Identification No.)



      1800 St. Julian Place, 4th Floor, Columbia, South Carolina 29204
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          (Address of principal executive offices)      (Zip code)



       Registrant's telephone number, including area code (803) 822-0502
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       Securities to be registered pursuant to Section 12(b) of the Act:


                                      None
                                ----------------
                                (Title of Class)



       Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock par value $0.001 per share
                    ---------------------------------------
                                (Title of class)

A GLOSSARY OF CERTAIN TERMS USED IN THIS FORM 10 APPEARS AFTER ITEM 15.

ITEM 1.  BUSINESS.

         Air South Airlines, Inc., a Delaware corporation (the "Company" or "Air South") seeks to provide low-cost, low-fare scheduled airline service to passengers in the Southeastern, Eastern seaboard and Midwestern regions of the United States. The Company began flight operations within the Southeast on August 22, 1994 with two and currently has seven Boeing 737-200 aircraft. In the first quarter of 1996 the Company began implementing a linear, point-to-point route strategy. The Company will provide passengers with non-stop and other direct flights from cities in the Southeast to the high-density, high-volume markets in the Northeast, Midwest and Florida, presently New York, Chicago and Miami. Cities currently served are Jacksonville and Miami, Florida; Atlanta and Savannah, Georgia; Chicago, Illinois; New York, New York; Charleston, Columbia, Greenville/Spartanburg and Myrtle Beach, South Carolina; and Norfolk, Virginia.

BUSINESS STRATEGY

         The Company's business strategy is focused on providing low-cost, low-fare, profitable jet air service from the Southeastern and Eastern seaboard regions to high population areas of the Northeast, Midwest and Florida, and is based on the following key elements.

         The Company believes its route structure provides air travelers to and from the Southeast with an attractive alternative to the inconvenient, time consuming hub-and-spoke system of air travel offered by the national full-fare airlines. According to the latest data available from the Department of Transportation ("DOT"), the Southeast currently is the largest and fastest growing air travel market in the United States. There are a large number of cities in the Southeast and along the Eastern seaboard that have little or no direct airline service to the high-density, high-volume markets of the Northeast, the Midwest, and Florida. Historically, the Southeastern and Eastern seaboard regions were served by airlines such as Piedmont Airlines and National Airlines which successfully provided direct air service within these markets. In 1979, National was acquired by Pan American and in 1987 Piedmont was acquired by USAir. Subsequently, direct air service was terminated in favor of adopting the hub-and-spoke strategies of these acquirors. When People Express Airlines initiated service to these markets in the mid-1980's, there was a significant increase in traffic as more air travelers took advantage of its low fares and direct jet service. With the acquisition of People Express by Continental Air Lines and the further expansion of hub-and-spoke systems, convenient and frequent direct jet service to these markets was once again significantly reduced and for many cities eliminated.

         The Company believes the resulting market environment is one of consumer frustration because many Southeastern air travelers are forced to endure added time and inconvenient connections at the busy Atlanta, Georgia and Charlotte, North Carolina hubs instead of being able to fly directly to their destinations. The Company views the markets that form the spokes of the hub-and-spoke route system designed by the national full-fare carriers as key cities for its strategy. Based on historical passenger traffic data, past successes of other direct and low-fare airlines, and the dissatisfaction of air travelers in the region, the Company believes the opportunity exists to provide profitable air service which bypasses the hub-and-spoke system of the national full-fare carriers.

Low Price Fares. The Company's policy is to offer fares which are at or below those of other low-fare airlines in the region. These low fares are intended to attract both value-conscious businesses and leisure travelers from competing airlines, to increase the efficiency of travel and to stimulate demand by those who might otherwise have used ground transportation or not traveled at all.
For example, the Company's 14-day advance, and walk-up one-way fares on its Columbia to New York route are $59 and $99, respectively.

Low Operating Costs. The Company believes it can achieve and sustain a low operating cost structure through lower labor costs, a highly productive work force, quick turnaround times, efficient facilities utilization, and high utilization of its aircraft. Additionally, through growth and greater market concentration, the Company expects to experience significant economies in costs. Moreover, the Company believes that by operating a single aircraft type, reductions in costs can be achieved through commonality of training, maintenance and inventory. This low operating cost structure is expected to be one of the Company's principal competitive advantages. The Company is determined to maintain the highest level of safety, productivity, and utilization with a low unit cost.

Motivated Work Force. The Company believes its highly trained and motivated non-union work force is one of its competitive advantages. The Company seeks to select and train only the most enthusiastic, polite, pleasant and professional employees in order to provide its passengers with friendly southern hospitality in the air. Management believes its employees generally have enthusiastically embraced the lean, flat, friendly, entrepreneurial culture at the Company. In addition, approximately 50% of its employees are stockholders in the Company. Management believes the Company's payroll costs are considerably less per comparable employee, and productivity considerably higher, than the national full-fare carriers. The Company's flat organization structure allows rapid decision making at all levels.

SOUTHEAST MARKET

         Air travel in the Southeast primarily flows through two major hubs:
Atlanta, Georgia and Charlotte, North Carolina. Airline service to spoke cities in this region has deteriorated as airlines have either merged with larger carriers or have gone out of business. In addition, many of the major carriers have withdrawn, reduced or eliminated non-stop and direct service, or offered high-priced propeller-only service through affiliated commuter airlines. The resulting market environment is one of frustrated passengers without alternatives to the time-consuming, inconvenient hub connections and high fares of the national full-fare carriers.

         The Southeast region experienced the fastest economic growth among major regions in the United States in 1995, and published accounts of economists have forecasted that economic growth in the region can be expected to continue during their forecast periods. According to statistics provided by the DOT, the Southeast currently is the largest and fastest growing air travel market in the nation. The aggressive economic development activities undertaken by many Southeastern states have resulted in a significant number of foreign and domestic companies relocating to and establishing new plants and businesses within the region. Management believes this economic growth will produce increased demand for the Company's service.

FARE STRUCTURE

         The Company's low-fare service is designed to meet the needs of, and stimulate increased demand among, leisure travelers and value-conscious business travelers.

         The Company also offers a tiered fare structure with discounts for 14-day and 7-day advance purchase as well as a peak/off peak structure. All advanced purchase fares are non-refundable and have a change fee. The Company does not require a Saturday night stay or any other timing restrictions on any of its tickets. All of the Company's published fares are sold and paid for by the customer within 24 hours of the time when the reservation is made.

ROUTE SYSTEM AND SCHEDULING

         The Company's schedule presently provides for up to four round-trip flights per day in markets that the Company serves. The Company's objective is to provide sufficient capacity in each market to satisfy demand for the Company's low-fare service, while maintaining above break-even load factors.

         The relatively small size of the Company's aircraft fleet (see "AIRCRAFT," below) and the Company's objective of maintaining high utilization of its aircraft, present challenges in scheduling convenient service on its routes. The Company schedules its flights to facilitate non-stop and direct service between city pairs to take advantage of connecting and segment traveling passengers. It may be necessary in some cases to schedule departures in certain markets at times that may not be considered optimal from the perspective of travelers. The Company's operating experience to date indicates, however, that travelers are often willing to forego a more desirable departure time in exchange for low fares and the convenience of the Company's air service.

         The Company operated with only six of its seven aircraft for substantially all of the period from September 1995, until June 1996. One of the seven aircraft has been unavailable since the beginning of September 1995 as each aircraft in the fleet rotated through a Federal Aviation Administration ("FAA") mandatory heavy "C-Check" inspection and maintenance. The result has been an infrastructure and a route structure designed for high utilization of seven or more aircraft while the Company has been able to operate only six. Beginning in August 1996, the Company began operating only five of its seven aircraft to improve schedule reliability and on time performance. The Company expects to operate six aircraft in January 1997 and continues to explore the possibility of acquiring one or more additional aircraft.

         Typically, airlines experience reduced demand for services at various times during the fall and winter. During these periods, an airline may experience variations in passenger demand based on its particular routes and passenger demographics. Due to the Company's limited history and the implementation of the Company's linear, point-to-point strategy, the Company is unable to predict whether, or to what extent, seasonal variations in its operations will differ from those of the airline industry generally. If the Company's demand patterns are similar to those of the airline industry generally, the Company would experience reduced demand during the fall and winter with adverse effects on revenues, operating results, and cash flow.

RESERVATIONS SYSTEMS

         The Company has acquired an integrated management information system which functions in conjunction with an airline computer reservation system ("CRS"). The Company operates its own reservation center in Columbia, South Carolina at which it makes reservations for customers who may call its nationwide toll-free number (1-800-Air South) to directly book and to pay for air travel services by credit card. The reservation center utilizes the Sabre Automated Airline System ("SAAS") CRS owned by AMR Information Systems ("AMRIS"), a subsidiary of AMR Corporation, the parent of American Airlines.
The Company is implementing replacement by year-end 1996 of the SAAS CRS with Open Res, a well-proven, stand-alone relational database which will facilitate transition to a ticketless reservation system. Travel agents may also make reservations automatically using any airline's CRS. Approximately 50% of the Company's reservations are made by travel agents, whether booked through CRSs or directly using the Company's toll-free 800 number.

SALES AND MARKETING

         The primary objectives of the Company's marketing activities are to create product awareness and brand recognition, and to develop first time customers and customer loyalty. Marketing is targeted at the general traveling public, both leisure and value-conscious business travelers, and the travel industry intermediaries, including travel agents, corporate travel arrangers, and meeting planners in the Southeastern region, where the Company is portrayed as an aggressive, innovative provider of high quality air transportation services. The Company intends to apply to the Department of Defense to become an approved carrier for official government travel.

         The Company markets its services through CRSs, mass media, advertising, public relations, direct sales, and regional and local promotions. In addition, the Company has significantly benefitted from generally positive regional coverage of its growth among the South Carolina general and business media.

         Computer Reservations Systems. The Company participates in the airline industry's CRSs. The Company's flight schedules and inventory of seats and fares are displayed prominently in every CRS. Passengers and travel agents have instant and complete access to the Company's flight schedules, availability and fares, including any special promotions. The Company expects to install a ticketless reservation system in the near future which will reduce the cost of revenue accounting functions and the direct and indirect costs of handling tickets. Management believes its participation in the CRSs, the travel industry and travel agent norm for making reservations, gives it a competitive advantage over low-fare or charter airlines which do not participate in such systems.

         Travel Agents. The Company markets its services to travel agents, who account for approximately 50% of its passenger bookings, through direct sales and promotion, and through CRSs. In addition to providing easy access to the selling of the Company's flights through the industry CRSs, the Company maintains a special toll-free number for travel agent use. The Company pays travel agents a commission of 10% of the fare booked.

         Advertising. Management is aware of the critical importance to a start-up airline of the need to advertise and promote its service and create brand awareness. Unfortunately, because of capital limitations, all elements of marketing -- sales, advertising and promotion -- frequently have been scaled back to barely a whisper. The Company believes that recent infusions of capital will permit it to promote more aggressively its new routes and attractive fares. The Company's advertising typically emphasizes the Company's low fares, destinations served on a non-stop or one-stop basis, simplified fare structure, and product features that distinguish the Company as a smart low-fare choice. The Company's advertising consists of radio, newspaper, magazine, billboards, and television.

         Promotions. The Company augments its advertising and public relations effort with innovative promotions that are fun, high profile, and newsworthy. Radio promotions throughout the system are conducted on an ongoing basis, and the Company reaches out to the communities it serves by participating in local, civic, special interest, educational, and other non-profit events to gain identity and support.

         Frequent Flyer Program. The Company offers its customers the opportunity to participate in a segment-based Frequent Flyer Program which is simple to administer. A free trip is awarded to travelers who fly eight round trips on Air South. Frequent Flyers receive additional inducement to use the Company's service, including pre-boarding, drink certificates and special fare promotions.

AIRCRAFT

         The Company's fleet currently consists of seven Boeing 737-200 jet aircraft. The Company's Boeing 737-200 aircraft are all twin-engine, two-pilot crew, jet aircraft equipped with Pratt & Whitney JT8D engines. The Boeing 737-200 aircraft is widely used throughout the world on medium-haul flights similar to those flown by the Company. All of the Company's aircraft provide 122 passenger seats configured for all-coach service. The Company believes that the use of a single-type of modern aircraft reduces the cost of personnel training and maintenance services, and contributes to its low-cost operating structure. The Company leases all of its aircraft under operating leases with remaining terms from approximately one and one-half to three years.

         The Company's additional growth is dependent upon its ability to purchase or lease additional aircraft and spare engines. Depending on market conditions, the Company intends to continue seeking aircraft to meet its additional capacity needs. The demand for, and lease prices of, used aircraft have increased over the past 18 months, and may increase further in the future. The Company cannot predict how long suitable aircraft will continue to be available, whether it can lease such aircraft on satisfactory terms, or whether such aircraft can be delivered on a timely basis. Furthermore, because the precise timing of the acquisition and delivery of additional aircraft in the future is uncertain, the Company may take delivery of additional planes but be unable to put them into service until it hires and trains additional personnel, acquires gate facilities, and completes the other matters necessary to begin operating new routes. The Company also believes that, as it expands its fleet of aircraft, it will require additional aircraft engines, which are becoming increasingly difficult to obtain on favorable economic terms. The Company currently has no spare engines, and there can be no assurance that the Company will be able to obtain a sufficient number of aircraft engines in the future on satisfactory terms.

AIRPORT OPERATIONS

         The Company provides its own passenger service personnel at all airports served. Ramp service operations, including marshaling aircraft into the gate, baggage and cargo loading and unloading, aircraft cleaning, and lavatory and water servicing, are handled by Company employees at Jacksonville and Miami, Florida, Atlanta, Georgia, and Columbia and Myrtle Beach, South Carolina. At all other airports served, services are provided by fixed-base operators under contract with the Company. De-icing services are subcontracted to fixed-base operators or other air carriers at all locations except Columbia, South Carolina, where de-icing is accomplished by Company personnel. No de-icing is required at Miami, Florida. The Company contracts for ground handling, de-icing and other services at various airports it serves. Such contracts are terminable by either party, and other providers of such services are available at each location.

         Ticket counters, gates, and airport office facilities at each of the airports the Company serves are leased from the airport authority or subleased from other airlines. In all cases, airport use fee agreements for landing fees and other airport use related charges exist with all airports the Company serves. The Company has signatory agreements with the airport authorities located in Columbia and Charleston, South Carolina. Signatory agreements offer the Company various financial advantages in exchange for a long-term commitment to maintain airport leaseholds. These leaseholds may be sublet to another airline with the consent of the airport if the Company should reduce or eliminate service at those locations in the future; however, there is no assurance that a suitable subtenant can be found.

MAINTENANCE AND REPAIR

         The Company's fleet consists of seven Boeing 737-200 jet aircraft manufactured between 1968 and 1979. In general, the cost to maintain older aircraft exceeds the cost to maintain newer aircraft. The FAA has promulgated Airworthiness Directives ("ADs") with respect to aging aircraft, and there are pending regulations that would require certain additional maintenance checks and other maintenance requirements for aircraft operating beyond certain operational limits. From time to time, the FAA also develops new requirements which apply to all aircraft and which may require significant and costly modifications or additions to the aircraft. It is likely that the ADs, pending regulations, and required aircraft modifications will apply to all of the Company's aircraft.

         The Company provides its own routine and daily aircraft maintenance repair and checks at its Columbia, South Carolina airport facility, or in other cities, as needed, by an FAA-approved independent contractor, often another airline. Major scheduled maintenance, including C-checks, component overhaul/repair services and engine overhaul services are performed under contract at maintenance bases of other airlines or at various independent maintenance or overhaul providers.

         The Company does not own or lease a spare engine or an auxiliary power unit. In addition, the Company does not own a large inventory of spare parts. The Company is currently negotiating with an independent spare parts inventory supplier to provide spare parts inventory purchasing and financing services for a fee. The Company would pay the supplier a monthly inventory standby fee for parts in inventory and an exchange fee when parts are installed on the Company's aircraft. The Company would pay for the repair costs of parts which replace the supplier's parts installed on its aircraft.

EMPLOYEES

         At September 30, 1996, the Company had 496 full-time equivalent employees.

         Training, both initial and recurrent, is required for all flight operations, maintenance, reservations and customer service personnel. The average training period for all new employees is approximately four weeks, although the Company's cockpit crews undergo approximately eight weeks of training. Both pilot training on 737-200 aircraft simulators and mechanic training for the 737-200 is provided by contractors, which include other airlines. The Company entered into an agreement with the State of South Carolina providing for payment by the State for the initial training for all South Carolina based flight crews, mechanics, reservations agents, and airport service agents up to a total of 1,004 employees. Recurrent training of pilots and flight attendants is done by qualified in-house instructors. Recurrent 737-200 simulator time for pilots is paid for by the Company.

         FAA regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft to be flown and to be medically certified as physically fit. Licenses and medical certification are subject to periodic re-evaluation requirements, including recurrent training and recent flying experience. Mechanics, quality-control inspectors, and flight dispatchers must be licensed and qualified for specific aircraft. Flight attendants must have initial and periodic competency fitness training and FAA certification. Attendants must also be qualified for specific aircraft. Training programs are subject to approval and monitoring by the FAA.
Management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must meet experience standards prescribed by FAA regulations. All of these employees are subject to background checks and pre-employment and subsequent drug testing.

         Management believes that the current conditions in the airline industry have created a sufficient pool of qualified pilots, dispatchers, and mechanics to satisfy the Company's current and foreseeable future needs in the flight operations, maintenance, and quality control areas and that the Company should have no difficulty hiring and continuing to employ the required personnel. The Company is presently considering what changes are appropriate in its overall employee benefits and compensation programs.

         While the Company believes that its per employee labor cost is lower than those of its competitors, this cost may increase in the future. None of the Company's employees are represented by a labor union. The Company is unable to predict whether any of its employees will elect to be represented by a labor union or other collective bargaining unit in the future. The Company considers its relationship with its employees to be very good.

FUEL

         The cost of jet fuel is one of the Company's largest operating expenses. Fuel costs represent approximately 21.1% of revenue and 17.1% of operating costs for the twelve-month period ended December 31, 1995 and 22.6% and 16.6% respectively for the six-month period ended June 30, 1996. Any significant increase in fuel costs would materially affect the Company's operating results. A significant increase in fuel costs would also result in a disproportionately higher increase in the Company's fuel expense compared to many of its competitors whose average aircraft is newer and thus more fuel efficient. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world which the Company can neither control nor accurately predict. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or curtailment of scheduled service could result. The Company has no agreement assuring the availability and price stability of fuel over any period of time because such agreements are generally not available, and to date has not used forward purchases as a hedging technique to minimize fuel price fluctuations. Therefore, an increase in the cost of jet fuel will be immediately passed through to the Company by suppliers.

         The Company cannot predict the future cost and availability of fuel. Substantial price increases or the unavailability of adequate suppliers could have a material adverse effect on the Company's business, financial condition, or results of operations. Airlines that are larger and better capitalized than the Company, or which have successfully applied hedging techniques, may be able to better absorb increases in fuel prices than the Company.

COMPETITION

         Under the Deregulation Act, domestic certificated airlines are free to enter and exit domestic routes and to set fares without regulatory approval, and all city-pair domestic airline markets are generally open to any domestic certificated airline. As a consequence, the airline industry is intensely competitive.

         Airlines compete primarily with respect to fares, scheduling (frequency and flight time), destinations, frequent flyer programs, and types (jet or propeller) and size of aircraft. The Company competes with other airlines on its routes and expects to compete with other airlines on any future routes. Many of these airlines are larger and have greater name recognition and greater financial resources than the Company.

         In the Southeast market, two major carriers, Delta Air Lines (and its commuter affiliate Comair) and USAir, and one low-fare carrier, ValuJet Airlines, are the principal competition for the Company. In addition, Continental Airlines introduced service between Newark and Charleston, Columbia and Myrtle Beach, South Carolina in May and June, 1996. The Delta commuter affiliate, Comair, recently introduced 50-seat jet service between New York LaGuardia and Charleston and Columbia, South Carolina. Delta's and Comair's average fares are generally more than twice the Company's average fares on the same routes. USAir provides only connecting service through its hub in Charlotte at fares generally more than double the Company's fares on the same routes. Although the major carriers sometimes offer low competing fares, such fares usually are subject to restrictions and are available only on a limited number of seats. All of the major carriers (including Delta's commuter affiliate, Comair) have far greater resources than the Company and have established reputations and name recognition. As a result, all provide formidable competition.

         Delta has established a low-fare subsidiary, Delta Express, to compete with low-fare carriers such as the Company. Delta Express is based in Orlando, Florida, but does not now compete in the Company's markets; if it later decides to do so, the Company would need to rely on greater stimulation of traffic, and its low-fare structure to be successful.

         Southwest Airlines introduced service in the Southeast, mainly in Florida, beginning in January, 1996. Although Southwest currently does not now serve any of the same markets as the Company, there can be no assurance Southwest will not expand its service to directly compete with the Company.

         In the future, competing airlines may set their prices at or below the Company's fares or introduce new non-stop service between cities served by the Company in attempts to prevent the Company from achieving or maintaining profitable operations. The Company may face competition not only from existing airlines which may begin servicing markets the Company serves, but also from new low-cost airlines that may be formed to compete in the low-fare market (including any airlines that may be formed by major airlines) and from ground transportation alternatives. For example, Jet Express, a public-charter airline, has provided seasonal scheduled jet airline service with discounted air fares from Myrtle Beach, South Carolina to Chicago, Illinois, Boston, Massachusetts, Detroit, Michigan, Newark, New Jersey, Long Island, New York, and Philadelphia, Pennsylvania. In addition to traditional competition among the scheduled domestic carriers, the industry may be subject to new forms of competition in the future, such as video teleconferencing and other methods of electronic communication, that may add a new dimension of competition to the industry as businesses seek lower cost substitutes for air travel. The Company recognizes that recurrent travelers have developed loyalties to existing airlines or may desire benefits (such as numerous destinations and a choice in class of service) that only major airlines currently provide. Many business travelers are able to obtain reimbursement for their travel expenses and therefore may be unwilling to give up the perceived benefits of their national full-fare airlines simply to obtain the Company's lower fares. In addition, the Company anticipates that attracting customers from established airlines to the Company's new routes will be even more difficult than attracting customers to the Company's existing routes. The Company has previously experienced a poor record of on time performance and passenger service, and has had an above average number of cancelled flights. This may continue to hamper passenger acceptance in the future. The Company's decision to discontinue service to certain cities may also have created dissatisfaction among passengers expecting to fly these routes and may also negatively affect passenger acceptance. In addition, all low-fare start-up airlines experienced a decline in the acceptance level of the flying public as a result of the publicity and criticism of ValuJet Airlines following the May 11, 1996 aircraft crash and the June 18, 1996 grounding of all ValuJet aircraft.

GOVERNMENT REGULATION

         General. All interstate air carriers are subject to regulation of the DOT and the FAA under the Aviation Act. The DOT's jurisdiction extends primarily to the economic aspects of air transportation, while the FAA's regulatory authority relates primarily to air safety, including aircraft certification and operations, crew licensing and training, and maintenance standards. The Company has obtained a Certificate of Public Convenience and Necessity issued by the DOT pursuant to the Aviation Act. In general, the amount of economic regulation over interstate air carriers in terms of market entry, exit, pricing, and inter-carrier acquisitions and agreements has been greatly reduced subsequent to enactment of the Deregulation Act.

         The FAA has jurisdiction over, and imposes requirements concerning, flight operations generally, including the licensing of pilots, maintenance and flight dispatch personnel, the establishment of standards and requirements with respect to training, maintenance and flight operations, including standards applicable to cabin crews, communications and air and ground equipment, among other things. The Company must obtain and maintain FAA certificates of airworthiness for all of its aircraft. The Company's flight personnel, flight and emergency procedures, aircraft and maintenance facilities are subject to periodic inspections and tests by the FAA.

         Environment. The DOT and FAA also have authority under the Aviation Safety and Noise Abatement Act of 1979, as amended, under the Airport Noise and Capacity Act of 1990 and, along with the Environmental Protection Agency, under the Clean Air Act, as amended, to monitor and regulate aircraft engine noise and exhaust emissions. The Company believes its aircraft comply with all applicable FAA noise control regulations and with current emissions standards.

         Slots. Presently, four airports, Chicago O'Hare, New York LaGuardia, New York Kennedy and Washington National, are regulated by means of "slot" allocations, which represent governmental authorizations to take off or land at a particular airport within a specified time period. The DOT regulations currently permit the buying, selling, trading or leasing of slots. Slot values depend on several factors, including the airport, time of day covered, the availability of slots, and the class of aircraft. FAA regulations require the use of each slot at least 80% of the time and provide for forfeiture of slots in certain circumstances without compensation. The DOT may require forfeiture of slots without compensation if it determines slots are needed to meet operational needs of international or essential air transportation.

         The FAA recently conducted a review of slot regulation and determined that the present structure of the slot system should not be changed. The Company's ability to gain access to these four airports is affected by the number of slots available to it for takeoffs and landings.

         The Company currently holds six slots at New York Kennedy for use during the slot controlled hours of 3:00 pm to 8:00 pm daily under temporary authority granted by the DOT. This authority expires April 29, 1997. The Company is aggressively pursuing slot leases from carriers who own slots at New York Kennedy for use beyond April 29, 1997. Should these efforts not be successful, and if the DOT does not agree to extend the Company's temporary use authority, the Company will only maintain flight operations at New York Kennedy outside the slot controlled hours.

         Other. All air carriers are also subject to certain provisions of the Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities, and are required to obtain an aeronautical radio license from the Federal Communications Commission ("FCC"). To the extent the

Company is subject to FCC requirements, it has taken, and will continue to take, all necessary steps to comply with those requirements.

         The Company's operations may become subject to additional federal regulatory requirements in the future under certain circumstances. For example, the Company's labor relations are covered under Title 11 of the Railway Labor Act of 1926, as amended, and are subject to the jurisdiction of the National Mediation Board. During a period of past fuel scarcity, air carrier access to jet fuel was subject to allocation regulations promulgated by the Department of Energy. The Company is also subject to state and local laws and regulations at locations where it operates and the regulations of various local authorities that operate the airports it serves.

         Recently, the FAA escalated air carrier inspections involving carriers of all sizes. Several recent inspections have resulted in the suspension of service by the subject airlines. The Company was recently inspected as part of that program; while no penalties have been issued against the Company resulting from FAA inspections, there can be no assurance as to future inspections that penalties will not be assessed. Recommendations have been made to the FAA and other governmental authorities that low-fare and start-up airlines be subjected to regulation at a level of scrutiny greater than that applicable to larger, more established airlines.

INSURANCE

         The Company carries the types and amounts of insurance that are required by the DOT and that the Company believes are customary for airlines similar to the Company, including coverage for public liability, property damage, aircraft loss or damage, baggage and cargo liability and workers' compensation. While the Company believes such insurance will be adequate as to amounts and risks covered, there can be no assurance that such coverage will continue to be available or that it will fully protect the Company against all material losses which it might sustain.

BUSINESS COMMUNITY, STATE, COUNTY AND CITY SUPPORT

         The Company was initially financed with a combination of equity capital from local businesses and loans and grants from state and municipal governments, totaling more than $17,000,000. Business and government leaders in South Carolina arranged this financing to attract a jet airline to the State in order to stimulate tourism and aid the State's future economic growth and development. The business community throughout the State as well as State and local government officials have been very cooperative and supportive of the Company's efforts to provide low-fare jet service to South Carolina cities, and other cities in the Southeast.

         In late 1993 and early 1994, Patrick J. O'Shea and other founders of the Company met with South Carolina development officials about locating the headquarters of the proposed, low-cost, low-fare regional airline in Columbia, South Carolina, and establishing flight service from Columbia and other South Carolina cities.

         Early cooperative efforts between the State of South Carolina, Richland and Lexington Counties, South Carolina and the City of Columbia, South Carolina resulted in an innovative $17,000,000 package of financing and benefits as an inducement for the Company to bring a low-fare jet airline to South Carolina and to locate its corporate headquarters in the South Carolina midlands. This financing and benefits package included:

         - a $12,000,000 State arranged loan guaranteed by the Department of Housing and Urban Development (the "State Loan").

         - $3,000,000 of non-reimbursable grants from the City of Columbia and Richland and Lexington Counties to be used for personnel relocation, advertising, the cost of the Company's headquarters, reservation center and other facilities in the Columbia area, and working capital.

         - $1,137,000 of training grants for pre-employment training for pilots, mechanics, flight attendants, reservations personnel and others.

         The State Loan provides for a deferred, low-interest rate (4%, with interest payments beginning in February 1996); deferred principal repayment (principal payments beginning in September 1997); and an interest rate adjustment at five years after the beginning of flight operations. The State Loan also limits the ability of the Company to move its headquarters or its principal operational base from Columbia without the written consent of the City of Columbia.

         As part of the cooperative effort of the business community and government authorities to provide capital, in May 1994, the Company raised $1,022,000 through the sale of Common Stock in a private offering to South Carolina accredited investors (the "South Carolina Offering"). In connection with the final draw on the State Loan, the Company raised an additional $828,000 in a rights offering of Common Stock to certain of its stockholders, including those who purchased stock in the South Carolina Offering.

         The Company believes that the support, cooperation, and confidence shown by the various individuals and governmental entities has been a significant factor in its progress. However, there can be no assurance that the Company will continue to experience a supportive and cooperative environment in its governmental relations and with the communities in which it is located.

ITEM 2.  FINANCIAL INFORMATION.

(a) SELECTED FINANCIAL AND OPERATING DATA

         The selected financial and operating data as of and for each of the years ended August 31, 1994 and 1995, have been derived from the audited financial statements of the Company. The selected data as of and for the six-month periods ended June 30, 1995 and 1996 and the year ended December 31, 1995 have been derived from financial statements of the Company which are unaudited but which, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments necessary (consisting of normal recurring adjustments) for a fair presentation of the results for the unaudited period. The selected financial data is qualified by, and should be read in conjunction with, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" elsewhere in this ITEM 2 and with the Company's financial statements and the related notes thereto included elsewhere in this Form 10.

                                                                                                        Six Months
                                                      Year Ended(1)            Year Ended(1)             Ended (1)
                                                       August 31,               December 31,             June 30,
                                               --------------------------    -----------------    -------------------------
                                                  1994           1995             1995(1)           1995           1996
                                               ------------  -------------   -----------------    ---------    ------------
Statement of Selected
Financial Data
--------------------------------------
STATEMENT OF OPERATIONS DATA:
Total operating revenues  . . . . . .          $   132         $ 45,130            $ 58,368       $ 26,572         $ 27,982
Operating expenses:
Salaries, wages and benefits  . . . .            1,083           13,254              15,153          7,327            7,913
Aircraft fuel and oil . . . . . . . .              100           10,172              12,308          6,174            6,321
Aircraft leases . . . . . . . . . . .              156            4,924               6,038          2,876            3,576
Maintenance materials and repairs . .              146            7,573               9,625          4,271            4,075
Agency commissions  . . . . . . . . .                6            2,512               3,544          1,514            1,714
Other rentals, landing and ground
  handling fees . . . . . . . . . . .              105            4,619               5,690          2,654            3,108
Advertising . . . . . . . . . . . . .              323            2,393               1,978          1,047            1,839
Depreciation and amortization . . . .               29              350                 442            126              305
Other operating expenses(2) . . . . .            1,038           16,120              17,241          8,257            9,302
                                               -------         --------            --------       --------         --------
Total operating expenses  . . . . . .            2,986           61,917              72,019         34,246           38,153
                                               -------         --------            --------       --------         --------
Operating loss  . . . . . . . . . . .           (2,854)         (16,787)            (13,651)        (7,674)         (10,171)
Interest expense (net)  . . . . . . .                6              332                 393            232              287
Grants  . . . . . . . . . . . . . . .            1,045            1,256                 407            299              298
                                               -------         --------            --------       --------         --------
Net loss  . . . . . . . . . . . . . .          $(1,815)        $(15,863)           $(13,637)      $ (7,607)        $(10,160)
                                               =======         ========            ========       ========         ========
Net loss per share  . . . . . . . . .          $ (0.72)        $  (3.18)           $  (1.79)      $  (1.45)        $  (1.49)
Weighted average common shares
  outstanding (000) . . . . . . . . .            2.523            4,987               7,624          5,263            6,826
Dividends per share . . . . . . . . .          $   -0-         $    -0-            $    -0-       $    -0-         $    -0-

SELECTED OPERATING AND OTHER DATA:(3)
Revenue passengers enplaned (000) . .                3              788                 996            489              354
Revenue passenger miles (RPMs) (000).            1,104          273,965             351,239        168,650          155,172
Available seat miles (ASMs) (000) . .            6,149          583,126             712,017        354,381          307,277
Load factor . . . . . . . . . . . . .             18.0%            47.0%               49.3%          47.6%            50.5%
Operating break-even load factor  . .            406.1%            64.5%               60.9%          61.3%            68.9%
Average fare  . . . . . . . . . . . .          $ 44.00         $  57.27            $  58.60       $  54.34         $  79.05
Passenger yield per RPM (cents) . . .            11.96            16.47               16.62          15.76            18.03
Total revenue per ASM (cents) . . . .             2.15             7.74                8.20           7.50             9.11
Operating cost per ASM (cents)(4) . .            48.56            10.62               10.11           9.66            12.42
Block hours flown . . . . . . . . . .              197           18,434              22,307         11,002            9,097
Average flight segment (miles)  . . .              255              255                 262            252              311
Operating cost per block hour . . . .          $15,157         $  3,229            $  3,195       $  3,113         $  4,194

BALANCE SHEET DATA:
Cash and cash equivalents . . . . . .          $ 3,552         $  1,054            $  2,370       $    640         $    122
Working capital (deficiency)  . . . .            2,833           (6,934)             (8,546)        (4,802)         (15,190)
Property and equipment, net . . . . .            1,061            2,238               2,595          2,826            2,593
Total assets  . . . . . . . . . . . .            6,359           10,676              11,617          9,332           12,328
Total long-term debt  . . . . . . . .            5,000           12,000              12,000         11,800           14,500
Total stockholders' equity
  (deficiency)  . . . . . . . . . . .          $     2         $(13,986)           $(16,347)      $(12,668)        $(22,066)

--------------------
(1) The Company's fiscal year was changed from August 31, to December 31, effective for the year ended December 31, 1995.
(2) Other operating expenses include communications and utilities, professional and technical fees, postage, freight and supplies, all insurance (except workers' compensation coverage), credit card processing and computerized reservation systems fees, flight crew hotel and per diem costs, other outside services, equipment rental, passenger food and interrupted trip expense, and substitute aircraft service costs.
(3)  See "GLOSSARY" following ITEM 15 for definitions of certain terms.
(4) From September through December 1995, the number of aircraft in service was reduced by one aircraft due to scheduled heavy maintenance inspections on the fleet required by FAA regulations. During such period operating cost per ASM was adversely affected because the Company's cost infrastructure and overhead remained unchanged while the number of ASMs was reduced.

(b) MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company was incorporated on January 14, 1993. Until commencement of flight operations on August 22, 1994, the Company raised capital, obtained certification from the FAA and the DOT, recruited key personnel, negotiated facility and aircraft leases, contracted ground handling and maintenance services, trained flight personnel, and selected and installed a reservation system.

     The Company began flight operations with two Boeing 737-200 aircraft and initially provided service to Columbia, South Carolina, Atlanta, Georgia, St. Petersburg, Florida, and Miami, Florida. Service was later expanded to other Southern cities, some of which have since been dropped. Beginning in the first calendar quarter of 1996, following a change in management, the Company began a linear, point-to-point strategy designed to provide passengers with non-stop and direct jet air service from cities in the Southeast to selected high-density, high-volume markets in the Northeast, Midwest, and Florida.

     The Company's revenues are derived principally from the sale of airline services to passengers and are recognized when transportation is provided. Revenues are primarily a function of fare levels and the number of seats sold per flight. The Company's business is characterized, as is true for the airline industry generally, by high fixed costs relative to revenues, and low profit margins. Management's principal business strategy is to expand airline service where there is sufficient customer demand and the Company's operating costs permit profitable operations.

     The Company expects its future revenues to be affected by its ability to offer and maintain competitive fares, the reaction of existing competitors to the Company's service, the possible entry of national and other low-fare airlines into the Company's current or future markets, the effectiveness of the Company's marketing efforts, and general economic conditions. The Company's costs may be affected by increases in the price of jet fuel, scheduled and unscheduled aircraft maintenance expenses, labor costs, fees charged by independent contractors for various services, and rent for gates and other facilities.

     The Company expects to compete with new or existing competitors on future routes. Competing airlines may set prices at or below the Company's fares or introduce new, competing service. Competitors have responded to the Company's addition of routes to New York by providing new service and reduced fares.

     Typically, airlines experience reduced demand for services at various times during the fall and winter. During these periods, an airline may experience variations in passenger demand based on its particular routes and passenger demographics. Due to the Company's limited history and the implementation of the Company's linear, point-to-point strategy, the Company is unable to predict whether, or to what extent, seasonal variations in its operations will differ from those of the airline industry generally. If the Company's demand patterns are similar to those of the airline industry generally, the Company would experience reduced demand during the fall and winter with adverse effects on revenues, operating results, and cash flow.

     The Company has a limited history of operations, and since its inception has experienced significant losses. As of December 31, 1995, the Company had an accumulated deficit of $23.2 million and negative stockholders' equity of $16.3 million; as of June 30, 1996 such accumulated deficit and negative stockholders' equity were $33.3 million and $22.1 million, respectively.

RESULTS OF OPERATIONS

     The Company began flight operations on August 22, 1994, operating only ten days for the fiscal year ended August 31, 1994. In 1995, the Company changed from a fiscal year ended August 31, to a calendar year ended December 31, 1995. The following table sets forth selected financial data of the Company for the twelve months ended December 31, 1995 and the six months ended June 30, 1996 and June 30, 1995:

                                                 Year Ended                               Six Months Ended
                                                 ----------                               ----------------
                                                                                              June 30
                                             December 31, 1995                   1996                          1995
                                             -----------------                   ----                          ----
                                                         Percent                       Percent                       Percent
                                               Amount       of               Amount      of                Amount      of
                                               ------   Operating            ------   Operating            ------   Operating
                                                (000)    Revenues             (000)   Revenues              (000)   Revenues
                                                         --------                     --------                      --------
Total Operating Revenues                    $  58,368      100.0%         $  27,982      100.0%          $ 26,572     100.0%

Operating Expenses
Salaries Wages & Benefits                      15,153       26.0%             7,913       28.3%             7,327      27.6%
Aircraft Fuel & Oil                            12,308       21.1%             6,321       22.6%             6,174      23.2%
Aircraft Leases                                 6,038       10.3%             3,576       12.8%             2,875      10.8%
Maintenance Materials and Repairs               9,625       16.5%             4,075       14.6%             4,272      16.1%
Agency Commissions                              3,544        6.1%             1,714        6.1%             1,514       5.7%
Other Rentals, Landing & Ground Handling Fees   5,690        9.7%             3,108       11.1%             2,654      10.0%
Advertising                                     1,978        3.4%             1,839        6.6%             1,047       3.9%
Depreciation & Amortization                       442        0.8%               305        1.1%               126       0.5%
Other Operating Expenses                       17,241       29.5%             9,302       33.2%             8,257      31.1%
                                             --------                      --------                       -------     ------
Total Operating Expenses                       72,019      123.4%            38,153      136.3%            34,246     128.9%
                                             --------                      --------                       -------     ======
Operating Loss                                (13,651)                       (10,021)                       (7,674)
Interest Expense (net)                            393                           287                           232
Grants/Other                                      407                           298                           299
                                             --------                      --------                       -------
Net Loss                                    $ (13,637)                    $ (10,160)                     $ (7,607)
                                             ========                      ========                       =======


     Operating Revenues. Total operating revenues were 5.3% higher for the six months ended June 30, 1996, compared to the six months ended June 30, 1995. At June 30, 1995 the Company operated 71 daily flights with seven aircraft and provided service to 8 cities. At June 30, 1996 the Company operated 54 daily flights utilizing six of its seven aircraft and provided service to 11 cities.

     The Company reduced the number of daily flights beginning in March 1996, because of the increase in the stage length, the addition of new cities, the decrease in frequency of flights and the reduction of the number of aircraft in service. From January through June 1996 the number of aircraft in service was reduced by one aircraft due to scheduled C-check inspections. Total available seat miles(1) decreased from approximately 354.4 million during the six months ended June 30, 1995 to approximately 307.3 million during the six months ended June 30, 1996. RPMs decreased from approximately 168.7 million during the six months ended June 30, 1995 to approximately 155.2 million during the six months ended June 30, 1996. The decrease in available seat miles was primarily attributable to the decrease in the average number of daily flights, and the decrease in RPMs was primarily attributable to reduced traffic.

     The Company's load factor increased from 47.6% for the six months ended June 30, 1995, to 50.5% for the six months ended June 30, 1996. This increase was primarily the result of increased awareness of the Company's service, adjustments in capacity to meet market demand, an increased number of city pairs, and adjustments in flight departure times to meet passenger preferences.





--------------------
(1) For a definition of certain terms see the GLOSSARY at the end of this Registration Statement.

     Passenger yield increased 14.4%, from 15.76 cents per ASM for the six months ended June 30, 1995, to 18.03 cents per ASM for the six months ended June 30, 1996. The increase in passenger yield was the result of increases in fares from initial promotional levels, the introduction of advance reservation requirements to attain the lowest fares, and increases in the number of business travelers, who generally book the unrestricted higher fares.

     The Company's operating break-even load factor increased from 61.3% during the six months ended June 30, 1995, to 68.9% during the six-month period ended June 30, 1996. The Company's high operating break-even load factor during the 1996 period was the result of (i) certain non-recurring maintenance and repair expenses and (ii) the impact of spreading the cost of the Company's corporate infrastructure over a small number of total ASMs resulting from one of the Company's seven aircraft undergoing C-check inspections. The Company's break-even load factor should decrease as it generates incremental passenger revenue with the expansion of its new routes and addition of aircraft to the Company's fleet. There can be no assurance, however, that any such incremental passenger revenue will be sufficient to cover the incremental costs of expansion or that, ultimately, as a result of these or other factors, the Company's operating break-even load factor will decrease.

     Operating Expenses. Operating expenses reflect costs for salaries, wages and benefits, aircraft fuel and oil, aircraft leases, maintenance materials and repairs, agency commissions, other rental, landing and ground handling fees, advertising, depreciation and amortization, and other operating expenses.

     Salaries, wages and benefits reflect compensation earned by all employees of the Company. Fees paid to independent contractors are included in other operating expenses. The Company's employees are not unionized and when practicable, part-time employees are used.

     Salaries, wages, and benefits increased 8.0% for the six months ended June 30, 1996, compared to the same six-month period in 1995. The increase was the primary result of a charge for employee stock in the amount of $370,565, made in the six-month period ended June 30, 1996. There was no similar charge in the six-month period ended June 30, 1995. Except for this charge, salaries, wages and benefits remained relatively flat. Salaries, wages, and benefits accounted for 21.4% of operating expense and 27.6% of operating revenue for the six months ended June 30, 1995. By contrast, salaries, wages, and benefits accounted for 20.7% of operating expenses and 28.3% of operating revenue for the six months ended June 30, 1996. Because costs of salaries, wages and benefits remained relatively flat for each of the periods compared, they decreased as a percentage of operating expenses and percentage of operating revenues primarily because of the higher total cost of operations during 1996.

     Aircraft fuel and oil expenses include the cost of fuel, oil, and taxes, as well as the cost of pumping the fuel into the aircraft. Aircraft fuel and oil expenses increased 2.4% for the six months ended June 30, 1996. The increase was attributable to higher fuel costs, partially offset by reduced consumption as a result of fewer hours flown. Fuel consumption per hour flown remained relatively constant between the periods compared. The Company will likely absorb moderate increases in fuel costs, which would reduce profits or increase losses for the period affected. The Company would seek to offset significant longer term increases in fuel costs with increases in ticket prices. However, because of the Company's low-fare policy, its ability to pass on the additional costs may be limited. The Company's aircraft are relatively fuel inefficient compared to newer aircraft. An increase in the price of fuel could, therefore, result in a disproportionately higher increase in the Company's expense as compared with many of its competitors.

     The Company leases seven Boeing 737-200 aircraft on operating leases with terms between approximately one and one-half and three years.

     By December 31, 1996, at least three of the current seven aircraft must meet Stage III noise requirements; only two of the aircraft currently meet the Stage III requirements. However, the Company has concluded arrangements to have a third aircraft modified to meet the Stage III requirements.

     Aircraft lease expenses increased 24.3%, from $2.88 million for the six months ended June 30, 1995, to $3.57 million for the six months ended June 30, 1996. The increase was primarily attributable to an increase in the number of aircraft in the fleet from six to seven. Aircraft lease expense accounted for 8.4% of operating expenses and 10.8% of operating revenue for the six months ended June 30, 1995. By contrast, aircraft lease expense accounted for 9.4% of operating expenses and 12.8% of operating revenue for the six months ended June 30, 1996.

     Maintenance materials and repairs expense includes all the costs incurred by the Company for maintenance services and related parts and supplies, but excludes wages paid to the Company's maintenance employees. Currently, the Company uses its employees to perform minor maintenance at several of the airports it serves. At some locations, and whenever required, the Company uses qualified contractors to perform maintenance on a contract basis. Heavy maintenance, such as major engine repairs and major airframe checks, are performed by third parties at their locations. The Company accrues for C-check inspections at $125 per block hour, or $375,000 per aircraft.

     Maintenance materials and repairs expense decreased 4.6% for the six months ended June 30, 1996. Maintenance, materials and repairs expense accounted for 12.5% of operating expenses and 16.1% of operating revenue for the six months ended June 30, 1995. By contrast, maintenance materials and repairs expense accounted for 10.7% of operating expenses and 14.6% of operating revenue for the six months ended June 30, 1996. The Company's fleet consists of aircraft manufactured between 1968 and 1979. In general, the cost to maintain older aircraft exceeds the cost to maintain newer aircraft. Modifications or additions may also be required to these older aircraft to meet regulations which may be issued from time to time by the FAA. Included in maintenance materials and repairs expense are reserves paid to the lessors, based on hours flown and for scheduled overhauls, primarily of engines. Major engine repairs are capitalized and amortized over the period to the next scheduled overhaul.

     Agency commissions expense reflects fees paid to travel agents. For the six months ended June 30, 1996, these commissions were paid at 10.0% on the net fare paid at the time of the sale. Agency commissions expense is recognized in the same period as the revenue is recognized. Approximately 50% of the Company's bookings are made through travel agents.

     Agency commissions expense increased 13.2%, from $1.5 million for the six months ended June 30, 1995, to $1.7 million for the six months ended June 30, 1996. The increase was primarily attributable to higher fares and a higher percentage of bookings made through travel agents. Agency commissions expense accounted for 4.4% of operating expenses and 5.7% of operating revenue for the six months ended June 30, 1995. Agency commissions expense accounted for 4.5% of operating expenses and 6.1% of operating revenue for the six months ended June 30, 1996.

     Other rentals, landing, and ground handling fees include costs incurred by the Company for rental of airport facilities, reservations, and administrative offices. Landing fees are fees assessed by each airport for each landing. Ground handling fees reflect the costs incurred by the Company for use of airport facilities for baggage claim and security and passenger holding areas, as well as fees under contract with a third party for handling and cleaning the aircraft at certain locations.

     Other rentals, landing, and ground handling fees expenses increased 17.1%, from $2.65 million for the six months ended June 30, 1995, to $3.11 million for the six months ended June 30, 1996. The increase was primarily attributable to higher fees at New York and Chicago. Other rentals, landing, and ground handling fees represented 7.7% of operating expenses and 10.0% of operating revenues for the six months ended June 30, 1995. By contrast, these expenses represented 8.2% of operating expenses and 11.1% of operating revenues for the six months ended June 30, 1996.

     Advertising expense includes all external costs associated with the production and distribution of advertisements and promotional materials and sponsorship of various promotional events. Advertising costs increased from $1.0 million for the six months ended June 30, 1995, to $1.8 million for the six months ended June 30, 1996. The increase was primarily attributable to increased advertising associated with implementing the new route structure and the higher costs in New York and Chicago.

     Depreciation and amortization expense includes leasehold improvements on facilities and equipment, spare parts, and ground equipment. The Company recognizes such expenses on a straight-line basis over the estimated useful lives of the Company's assets. Depreciation and amortization expenses increased to $304,965, or by 142%, for the six months ended June 30, 1996. The increase was due to the increase in ground handling equipment.

     Other operating expenses include communications and utilities, professional and technical fees, postage, freight and supplies, all insurance (except workers compensation coverage), credit card processing and computerized reservation systems fees, flight crew hotel and per diem costs, other outside services, equipment rental, passenger food, interrupted trip expense, and substitute aircraft service costs. Other expenses increased 12.7%, from $8.3 million for the six months ended June 30, 1995, to $9.3 million for the six months ended June 30, 1996. The increase in other expenses is primarily attributable to the increase in flight crews, the increase in the number of aircraft in the fleet and the number of passengers served, and the changes in the operating costs and frequencies of cities served in one period compared to the other.

LIQUIDITY AND CAPITAL RESOURCES

     From the Company's inception on January 14, 1993, the Company's pre-operating and development costs, as well as a portion of its operating costs since it commenced flight operations, have been funded primarily with capital comprised of a series of loans, grants, and reimbursements of expenses provided by the State of South Carolina, the County of Lexington, and the City of Columbia, South Carolina, including: (i) a $12 million State Loan guaranteed by the Department of Housing and Urban Development; (ii) $3 million of grants from the City of Columbia and Richland and Lexington Counties, to be used for personnel relocation, advertising, cost of the Company's headquarters, the reservation center and working capital; and (iii) $1.1 million of training grants for pre-employment training for pilots, mechanics, flight attendants, reservation personnel and others. As of June 30, 1996, the Company had approximately $968,075 of unused grants available. In September 1996, the terms of the State Loan were modified to provide (i) for a four percent (4%) fixed interest rate through August 31, 2004; beginning September 1, 2004 the interest rate may be increased, not to exceed prevailing commercial loan rates, based on the Company's net operating income, (ii) that interest due for June 1, 1996 through August 1, 1997 is deferred until August 1, 1997, (iii) that the loan is to be repaid in 143 equal installments based on 204 months amortization with a balloon payment one month after the final installment, and (iv) that the outstanding principal balance is based on the size of an initial public offering with principal repayment not to exceed $6 million of the net proceeds of a public offering greater than $20 million.

     The Company also raised $6.5 million through bank loans and private sales of equity securities during the six months ended June 30, 1996. The Company used the proceeds from these loans and sales for general operating purposes.

     From July 1, 1996 through the date hereof, the Company raised an additional $6.4 million through private sales of securities. The Company used the proceeds from these sales for general operating purposes.

     Through the date hereof, the Company has outstanding debt of $3,200,000 to an investor pursuant to demand promissory notes; it is anticipated that these notes will be exchanged for convertible debt securities.

     Early in 1996 the Company commenced new routes; thereafter, its load factors and yields were below prior levels, and the Company's advertising and other promotional costs were higher, which resulted in significant start-up losses on the new routes. In addition, significant cash was required to fund increases in accounts receivable and prepaid expenses. The effects of the expansion described above have caused the Company to have substantial cash requirements.

     When passengers purchase tickets using a credit card, the credit card company generally requires that the payment be held in reserve until the passenger actually flies. Approximately 75% of the Company's ticket sales are credit card sales made for future travel. These payments are unavailable for the immediate cash needs of the Company.

     In January 1996 a 10% federal excise tax on air fares expired. It was reinstated in August 1996. The Company reflected such reinstatement in its fare structure, resulting in it having no adverse effect on the Company.

     On April 8, 1996 the Company ceased scheduled service to the Tampa International Airport. Hillsborough County Aviation Authority, which operates the Tampa airport, has sued the Company for breach of contract. See ITEM 8, LEGAL PROCEEDINGS.

     During the period from inception through June 30, 1996, the Company's pre-operating and operating activities resulted in a deficit in cash flow of $22.8 million. This cash flow deficit was funded primarily with the proceeds from private sales of securities, bank loans, the State Loan, and extended payment terms by certain vendors. At June 30, 1996, the Company had cash and cash equivalents of $1.49 million, including restricted cash and restricted cash equivalents of $1.37 million. The working capital deficit at June 30, 1996 was approximately $15.2 million.

     Capital expenditures total $3.9 million since the Company's inception. Capital expenditures consisted primarily of aircraft modifications, the acquisition of ground equipment, telecommunications and computer equipment, software, office equipment and furniture, and leasehold improvements. The Company's capital expenditures since its inception have been funded primarily with the proceeds from the State Loan and the private sale of securities.

     The Company expects to incur approximately $2.8 million for capital expenditures over the next twelve months to lease additional aircraft, engines and spare parts, to modify existing aircraft, to improve reservation and information systems, and to improve facility leaseholds.

     In February 1996, the Company entered into an agreement with a bank for a revolving line of credit which provided the Company with additional working capital; $500,000 has been advanced under this agreement and no further advances are expected. The principal of this Loan is payable on March 29, 1997 with interest at one percent above the bank's prime rate, payable monthly. In April 1996, the Company obtained a $2.0 million bank loan all of which has been funded. Hambrecht & Quist Group, L.L.C. ("H&Q Group") was granted a warrant to purchase 400,000 shares of Air South Common Stock at a price of $2.00 per share as consideration for guaranteeing such loan; in May 1996, the purchase price per share was changed to $0.50 per share as additional consideration for H&Q Air South Investors, L.P. ("H&Q"), purchasing $2.5 million of Series B Preferred Stock. The principal of this loan is payable on December 1, 1996 with interest at one percent above the bank's prime rate, payable monthly. The Company may from time-to-time enter into other short-term borrowing arrangements for additional working capital. However, there can be no assurance that additional loans or lines of credit will be available in the future.

     As of June 30, 1996, the Company had seven aircraft under operating leases with terms from approximately one and one-half to three years. Rent expense under these leases is recognized on a straight-line basis over the lease terms. The amount charged to aircraft lease expense was approximately $3.6 million for the six months ended June 30, 1996. The Company hopes to add two additional 737-200 jets by the end of the first quarter of 1997. The Company expects the two proposed leases to be similar to existing leases in that they will require monthly maintenance reserve payments based on usage. The new leases, however, are expected to include lease payment terms which are less favorable than existing leases due to increasing prices for used aircraft.

     The Company's over 60-day payables are approximately $4.7 million. The Company has entered into agreements with certain of its creditors to make payments in excess of $1.5 million of payables over periods ranging up to one year.

     Although the Company's operations have not generated positive cash flow since August 1995, if positive cash flow from operations is attained and can be sustained, such funds will be available to fund ongoing operations and planned expansion. However, if the Company does not achieve positive cash flow from operations, as is expected for at least the next several months, the Company plans to raise sufficient additional capital (including an additional $3,000,000 of capital by February 1, 1997) through private sales of securities to meet its obligations and its liquidity and capital needs for a period of at least six months from December 31, 1996. Additionally, the Company will continue to make use of lease financing, especially for aircraft acquisitions and telecommunications and computer equipment. The Company also intends to raise capital by selling certain of its fixed assets and aircraft parts.

ITEM 3.  PROPERTIES.

     The Company's operations in Columbia, South Carolina include a downtown office which houses reservations, an office near the airport which houses accounting and customer relations, and a facility at the Columbia Municipal Airport that houses executive offices and other administrative and operations functions. The downtown facility comprises approximately 16,200 square feet. The offices near the airport comprise 4,000 square feet. The airport facility comprises approximately 8,400 square feet of office space surrounding a 13,400 square foot hangar. The downtown facility is under a four year lease, entered into on May 9, 1994. The offices near the airport are leased on a month-to-month basis. The office/hangar complex at the airport is under lease for a five-year period from February 1996.

     The Company also maintains leased ticketing and boarding facilities, and office and storage space at airports in the cities it serves. Such facilities are leased from the airport owner or subleased from other carriers at such airports.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth beneficial ownership of the shares of Common Stock as of the date hereof by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of Common Stock, (ii) each director of the Company, (iii) each Named Executive Officer, and (iv) all directors and Executive Officers of the Company as a group. Unless otherwise indicated, all shares are owned directly and the indicated owner has sole voting and dispositive power with respect thereto.

                                          Shares Beneficially Owned(1)
                                          ----------------------------

                                                    Amount and
                                                    ----------
                                                     Nature of
                                                     ---------
                                                    Beneficial
                                                    ----------
         Name of Beneficial Owner                 Ownership(2)        Percent of Class(2)
         ------------------------                 ------------        -------------------

H&Q Air South Investors, L.P.(3). . . . .           26,878,378*            55.1
William R. Hambrecht(3) . . . . . . . . .           26,878,378**           55.1
Fil-Fiber Manufacturing, Inc. Ltd.(4) . .            4,377,778**           9.0
Godley Group, Ltd.(5) . . . . . . . . . .            2,000,000*            4.1
W.J. Flynn & Associates, Inc.(6)  . . . .            2,188,889*            4.5
The Pointe Group L.L.C.(7)  . . . . . . .            2,923,553**           6.0
Clifton E. Haley(8) . . . . . . . . . . .              942,500**           1.9
Patrick J. O'Shea(9)  . . . . . . . . . .              517,640* **         1.1
Donald Baker(10)  . . . . . . . . . . . .              320,500* **         0.7
William K. Flynn(6) . . . . . . . . . . .            2,188,889**           4.5
Paul T. Gillcrist(11) . . . . . . . . . .              967,900*            2.0
Harold Stowe(12)  . . . . . . . . . . . .              102,800*            0.2
John P. Tague(7)  . . . . . . . . . . . .            2,923,553**           6.0
All Directors and Executive Officers as a
     group (13 persons)   . . . . . . . .           34,521,660             70.5

     ----------------------------
     *       Direct Ownership

     **      Indirect Ownership

     (1) Pursuant to the regulations of the Securities and Exchange Commission, shares are deemed to be "beneficially owned" by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares, whether or not such person has any pecuniary interest in such shares, or the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire shares through the exercise of any option, warrant or right.

     (2) The Company has sold $6.4 million of convertible debentures which are convertible into shares of preferred stock which, in turn, are convertible into Common Stock. At the time of each such sale, the Company did not, and does not now, have sufficient authorized shares of preferred stock or Common Stock to effect the conversion of such debentures, which fact is recognized in the debentures and related debenture purchase agreement. The Company expects that within 60 days from the date hereof sufficient preferred stock and Common Stock will have been authorized to effect the conversion of such debentures to shares of preferred stock and that such debentures will be converted. Accordingly, all calculations with respect to beneficial ownership of the Company have assumed authorization of such preferred stock and Common Stock.

     (3) Includes: (a) 1,250,000 shares of Series A Preferred Stock ("Series A Preferred") held by H&Q convertible at $2.00 per share into 1,250,000 shares of Common Stock; (b) 625,000 shares of Series B Preferred Stock ("Series B Preferred") held by H&Q convertible at $0.50 per share into 5,000,000 shares of Common Stock; (c) $4,000,000 of Convertible Debentures held by H&Q which are convertible into 16,000,000 shares of Series D Preferred Stock ("Series D Preferred") when such Series D Preferred is authorized which, in turn, are convertible at $0.25 per share into 16,000,000 shares of Common Stock; and (d) warrants to purchase 400,000 shares of Common Stock at $0.50 per share (the "H&Q Warrants") issued to H&Q Group, an affiliate of H&Q. The shares of Series A Preferred, Series B Preferred, Series D Preferred and the H&Q Warrants all have broad anti-dilution provisions which, upon the issuance of certain other equity securities, would act to increase the conversion ratios. The application of such anti-dilution provisions and the conversion of such preferred stock and the exercise of the H&Q Warrant have been assumed in all calculations with respect to beneficial ownership of the Company. William R. Hambrecht, a director of the Company, is Chairman of H&Q Group. Mr. Hambrecht disclaims beneficial ownership of the shares held by H&Q Group and H&Q except to the extent of his proportionate beneficial interest therein. The address of H&Q, H&Q Group and Mr. Hambrecht is, One Bush Street, San Francisco, California 94104.

     (4)     Includes: (a) 80,000 shares of Series C Preferred Stock
             ("Series C Preferred") which are convertible at $0.50 per share into 2,000,000 shares of Common Stock; and (b) $400,000 of Convertible Debentures which are convertible into 1,600,000 shares of Series D Preferred when Series D Preferred shares are authorized which, in turn, are convertible at $0.25 per share into 1,600,000 shares of Common Stock. The shares of Series C Preferred and Series D Preferred have broad anti-dilution provisions which, upon the issuance of certain other equity securities, would act to increase the conversion ratios. The application of such anti-dilution provisions and the conversion of the Series C and D Preferred have been assumed in all calculations with respect to beneficial ownership of the Company. The address of Fil-Fiber Manufacturing, Inc. Ltd. is Murray Hill Plaza, 2H, 244 Madison Avenue, New York, New York 10016.

     (5) Includes $500,000 of Convertible Debentures which are convertible into 2,000,000 shares of Series E Preferred Stock ("Series E Preferred") when Series E Preferred is authorized which, in turn, is convertible at $0.25 per share into 2,000,000 shares of Common Stock. Conversion of the Series E Preferred has been assumed in all calculations with respect to beneficial ownership of the Company.

     (6) Includes: (a) 40,000 shares of Series C Preferred which are convertible at $0.50 per share into 1,000,000 shares of Common Stock; and (b) $200,000 of Convertible Debentures which are convertible into 800,000 shares of Series D Preferred when Series D Preferred shares are authorized which, in turn, are convertible at $0.25 per share into 800,000 shares of Common Stock. The shares of Series C Preferred and Series D Preferred have broad anti-dilution provisions which, upon the issuance of certain other equity securities, would act to increase the conversion ratios. The application of such anti-dilution provisions and the conversion of the Series C and D Preferred have been assumed in all calculations with respect to beneficial ownership of the Company. W.K. Flynn, a director of the Company, is President of W.J. Flynn & Associates, Inc. Mr. Flynn disclaims beneficial ownership of the shares held by W.J. Flynn & Associates, Inc. except to the extent of his proportionate beneficial interest therein.

     (7) Includes approximately 2,923,553 shares of Common Stock which are expected to be issued to The Point Group, L.L.C. ("TPG"), an aviation and transportation consulting firm, pursuant to a consulting agreement between TPG and the Company. Issuance of these shares has been assumed in all calculations with respect to beneficial ownership of the Company. John P. Tague, Chairman of the Board, President and Chief Executive Office of the Company is a principal of TPG. Mr. Tague disclaims beneficial ownership of such shares except to the extent of his proportionate beneficial interest in TPG. The address of TPG is 866 United Nations Plaza, Suite 451, New York, New York, 10017.

     (8) Includes 725,000 shares subject to options exercisable immediately, and 217,500 shares held of record by the Clifton E. Haley Trust dated September 27, 1988. Exercise of options has been assumed in all calculations with respect to beneficial ownership.

     (9) Includes 422,650 shares held of record jointly by Mr. O'Shea and his spouse, 75,000 shares subject to options to be exercised at the time of a public offering of Common Stock by the Company, and 20,000 shares which Mr. O'Shea holds the right to vote pursuant to irrevocable proxies. Exercise of options has been assumed in all calculations with respect to beneficial ownership.

     (10) Includes 270,500 shares held of record by Mr. Baker, 10,000 shares held by Mr. Baker as Trustee for Andrew C. Baker, and 40,000 shares subject to options immediately exercisable.

     (11) Includes 447,900 shares of Common Stock, options to purchase 36,000 shares of Common Stock and $130,000 of Convertible Debentures which are convertible into 520,000 shares of Series E Preferred when Series E Preferred shares are authorized which, in turn, are convertible at $0.25 per share into 520,000 shares of Common
             Stock. Conversion of the Series E Preferred and exercise of options has been assumed in all calculations with respect to beneficial ownership of the Company. Mr. Gillcrist's address is 210 Upper East Coast Road, Eastern Lagoon, II, Singapore 1541.

     (12)    Includes 102,800 shares of Common Stock held by Mr. Stowe.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

        On August 16, 1996, H&Q purchased $4 million of Convertible Debentures due August 16, 1999 from the Company. In connection with the purchase of such debentures: (1) all directors except Messrs. Clifton E. Haley, William R. Hambrecht and Robert B. Spane were asked to submit their resignations as directors; all of such directors except Messrs. Donald Baker and Patrick J. O'Shea have resigned; (2) Mr. Roden A. Brandt was removed as President and Chief Executive Officer; and (3) Mr. John P. Tague was elected Chairman of the Board, President and Chief Executive Officer and Mr. John Affeltranger was elected Senior Vice President; subsequent to the foregoing changes there have been numerous changes in management at all levels.

        The Company's Executive Officers and Directors are now as follows:

Name                                 Age                       Position
----                                 ---                       --------
John P. Tague                        34                        President, Chief Executive Officer and Director
John Affeltranger                    40                        Senior Vice President
Dennis B. Crosby                     51                        Vice President
Thomas J. Volz                       53                        Vice President
David Y. Monteith                    61                        General Counsel and Secretary
Donald Baker(1)                      67                        Director
William K. Flynn                     40                        Director
Paul Gillcrist                       42                        Director
Clifton E. Haley(2)                  65                        Director
William R. Hambrecht                 60                        Director
Patrick J. O'Shea(1)                 58                        Director
Robert B. Spane                      56                        Director
Harold Stowe                         49                        Director

        John P. Tague joined the Company in July 1996 as President and Chief Executive Officer and a director; in September 1996 he became Chairman of the Board. Mr. Tague has also served since November 1996 as Chairman of the Board, President and Chief Executive Officer of Vanguard Airlines, Inc. Previously, since 1995, he was and remains a principal of The Pointe Group, L.L.C. ("TPG") and its Co-Chairman and Chief Executive Officer. TPG is an aviation and transportation consulting firm. Prior to that, for more than five years, he was with American Trans Air, Inc., the United States' 10th largest airline, most recently as President and Chief Operating Officer.

        John Affeltranger joined the Company in July 1996. Previously, since 1995 he was and remains a principal of and an Executive Vice President of TPG. Prior to that, for more than five years he was with American Trans Air, Inc., most recently as a Vice President, and with World Airways, an airline.

        Dennis B. Crosby has been a Vice President of the Company since December 1994. A thirty-year veteran of the airline industry, including President of an American Airlines subsidiary and Senior Vice President at World Airways, he was most recently Executive Vice President and Chief Operating Officer of The California Kamchatka Companies from 1992 to 1994 and Executive Vice President and Chief Operating Officer of Monevest Holdings b.v. from 1990
- 1992.



____________________________

(1) Messrs. Baker and O'Shea have entered into agreements with the Company that they will not stand for election as directors at the next meeting of stockholders.

(2) Effective September 15, 1996, Mr. Haley resigned as Chairman of the Board of Directors and Mr. Tague assumed that office. Mr. Haley will continue as a director.

        Thomas J. Volz has been a Vice President of the Company since May 1993. Mr. Volz was a director of the Company until July 1996. Previously, for more than five years, he was a self-employed marketing consultant. Mr. Volz was Vice President - Marketing for Southwest Airlines from 1978 to 1984. Mr. Volz also worked as a marketing executive for Continental Airlines and Braniff, Inc.

        David Y. Monteith has been General Counsel and Secretary of the Company since October 1995. Since 1964 until 1990 Mr. Monteith was engaged in the practice of corporate, securities, and commercial law in New York City. For more than five years he has practiced corporate, securities and commercial law in Columbia, South Carolina, most recently in his own office and previously as a partner of Nelson Mullins Riley & Scarborough, L.L.P.

        Donald Baker served as General Counsel and Secretary of the Company from early 1994 until October 1995 and has been a director of the Company since early 1994. Previously, for more than five years he practiced law in Chicago as a partner in Baker & McKenzie.

        William K. Flynn became a director of the Company in October 1996. For more than five years he has been President of W. J. Flynn & Associates, Inc., an investment and venture capital firm. Previously he was a certified public accountant with Arthur Anderson & Company.

        Paul Gillcrist became a director of the Company in 1993 and has been a Boeing 747-400 Senior Captain for Singapore Airlines for more than the past five years. He formerly was Vice President - Flight Operations at Southern Air Transport, Inc. and Airborne Freight Corporation, which owns and operates Airborne Express.

        Clifton E. Haley served as a non-executive Chairman of the Board from January 1994 to September 1996 and served as Interim Chief Executive Officer from October 1995 until March 1996. Previously for more than five years, Mr. Haley was the former Chairman, President, and Chief Executive Officer of Budget Rent-a-Car Corporation.

        William R. Hambrecht has served as a director of the Company since December 1995. For more than five years he has been with Hambrecht & Quist Group, L.L.C., an investment banking firm specializing in emerging growth companies of which Mr. Hambrecht is a co-founder and Chairman. Mr. Hambrecht is also a director of Adobe Systems, Inc., a software development company.

        Patrick J. O'Shea is the founder of the Company and was Chief Executive Officer of the Company from its inception until February 1995. As such he was instrumental in the conception, planning, and implementation of the Company and the successful beginning of its operations. Prior to that he was a Senior Vice President of AMADEUS Group, an airline CRS.

        Robert B. Spane was elected a director in July 1996. Admiral Spane is retired from the United States Navy and for more than five years has been engaged as a consultant in various aspects of military and civil aviation. Admiral Spane is also a director of Vanguard Airlines, Inc.

        Harold C. Stowe became a director of the Company in 1995 and has been Co-President of Canal Industries, Inc., of Conway, South Carolina, for more than the past five years. Mr. Stowe is also a director of Home State Holdings, Inc., the holding company for Home State Insurance Company, Inc.

ITEM 6.  EXECUTIVE COMPENSATION

        Summary Compensation of Executive Officers. The following table sets forth a summary of the compensation paid by the Company to (a) its former Chairman of the Board and former Interim Chief Executive Officer and (b) its former President and Chief Executive Officer, and former Vice Chairman of the Board (the "Named Executive Officers"). No executive officer of the Company received total annual compensation for services rendered to the Company during the fiscal year ended December 31, 1995, in excess of $100,000 except for Patrick J. O'Shea, who received compensation pursuant to an agreement regarding the termination of his employment.

                                                                       Annual Compensation        All Other
                                                                       -------------------        ---------
Name and Principal Position                             Year          Salary         Bonus       Compensation
---------------------------                             ----          ------         -----       ------------
Clifton E. Haley(1) . . . . . . . . . . . . . . .       1995         $    -0-       $    -0-       $    -0-
        Chairman of the Board and Interim Chief
              Executive Officer

Patrick J. O'Shea(2)  . . . . . . . . . . . . . .       1995         $126,562       $    -0-       $    -0-
        Vice Chairman of the Board and
              Chief Executive Officer

____________________________
(1) Mr. Haley received no salary or other cash payments for his services. Mr. Haley was appointed Interim Chief Executive Officer of the Company on October 25, 1995 (formerly, as non-executive Chairman of the Board, at the request of the Board of Directors, he had performed the function of Interim Chief Executive Officer), and on that date Mr. Haley was awarded options to purchase 750,000 shares at an exercise price of $1.00 per share. The options were to vest: (a) with respect to 250,000 shares on October 25, 1995; (b) with respect to 250,000 shares on January 1, 1997; and (c) with respect to 250,000 shares on January 1, 1998. Under the options, 250,000 shares may vest earlier upon the Board of Directors' determination that there has been an orderly management succession plan implemented; and an additional 250,000 shall vest earlier upon the earlier closing of the sale by the Company of equity securities aggregating $4,000,000. All options have vested.
        Mr. Haley resigned as Interim Chief Executive Officer on April 23, 1996 and as Chairman of the Board on September 15, 1996.

(2) Mr. O'Shea resigned as the Company's Chief Executive Officer in February 1995 and as Vice Chairman in March 1995 and entered into a severance agreement with the Company on March 16, 1995; Mr. O'Shea remains a director of the Company. Pursuant to an agreement with the Company, Mr. O'Shea has agreed not to stand for election as a director at the next annual meeting of stockholders.

        Aggregated Option Exercises and Year End Option Values. The following table sets forth information concerning option exercises by each of the Named Executive Officers during the year ended December 31, 1995 and the nine months ended September 30, 1996, and information concerning the value of unexercised options held by each of the Named Executive Officers as of September 30, 1996.

                                                                          Number of
                                                                          Securities          Value of
                                                                          Underlying         Unexercised
                                                                         Unexercised        In-the-Money
                                                                       Options/SARs on      Options/SARs
                                                                         September 30,    on September 30,
                                                                           1996 (#)           1996 ($)
                                         Shares Acquired    Value        Exercisable/       Exercisable/
                  Name                   on Exercise (#) Realized ($)   Unexercisable       Unexercisable
                  ----                   -----------     ------------   -------------       -------------
Clifton E. Haley  . . . . . . . . . . .         --            --         725,000/-0-           -0-/-0-
Patrick J. O'Shea . . . . . . . . . . .         --            --          -0-/75,000           -0-/-0-

The value of the shares underlying the above options is the spread between the fair market value of the Common Stock at September 30, 1996 and the exercise price. The fair market value on September 30, 1996 was estimated to be $0.25 per share based upon the conversion rate for certain convertible debentures sold by the Company in an arms-length transaction on August 16, 1996.

COMPENSATION OF NEW MANAGEMENT TEAM; EMPLOYMENT AGREEMENTS AND OTHER
ARRANGEMENTS

        Mr. John P. Tague became President and Chief Executive Officer and a director of the Company on July 25, 1996; on September 15, 1996 he became Chairman of the Board. Subject to the approval of the Board of Directors (which is expected), Mr. Tague will serve pursuant to an agreement (the "TPG Agreement") with TPG. The TPG Agreement provides, among other things that: TPG will cause Messrs. Tague and John Affeltranger, and one other person to perform consulting services including serving as officers of the Company for $425,000 annually for two years. The TPG Agreement also provides for the sale to TPG of 6% of the Common Stock of the Company, approximately 2,923,553 shares, for a purchase price of $0.02 per share. Upon termination of the contract with TPG, it is anticipated that the Company will either renew the contract or enter into an employment contract with Mr. Tague for continued service. Under such contract, Mr. Tague will be granted an option to purchase Common Stock on a fully-diluted basis equal to 5% of the Company's Common Stock at a price per share equal to the then fair market value of the Company's Common Stock.

        On October 31, 1996, with the endorsement of the Company's Board, of Directors, Mr. Tague became Chairman of the Board, President and Chief Executive Officer of Vanguard Airlines, Inc., an airline serving the Midwest and West Coast. The Company's agreement with TPG will provide that if Mr. Tague devotes less than his full time to rendering services to the Company, the compensation of TPG will be reduced to $325,000. It is expected that Mr. Tague will spend up to one-half his time rendering services to Vanguard.

        On November 9, 1995, the Company employed Mr. Roden A. Brandt. Mr. Brandt was to receive a minimum gross annual salary of $135,000 per year. His minimum gross annual salary was increased to $160,000 per year on June 1, 1996. He received performance bonuses equal to 50% of base salary based on achievement of specific agreed objectives, to be paid one-half on February 1, 1996, and one-half on June 1, 1996. He was to receive an additional bonus following the year-end audit in early 1997 equal to 50% of base salary based on specific objectives with primary emphasis on the Company's Profit Plan. Mr. Brandt became eligible to purchase, and purchased, 100,000 shares of Common Stock at $0.50 per share immediately upon acceptance of employment; 50% of the purchase price was paid immediately and the balance was paid in July 1996. He was awarded options to purchase 250,000 shares of Common Stock at $1.00 per share, with 50,000 shares vesting immediately upon employment, 100,000 shares vesting on June 1, 1996, and 100,000 shares vesting on January 1, 1997. Upon the change in control, mentioned above, non-vested shares became vested immediately. The terms of Mr. Brandt's employment included a term of three years and a $250,000 severance payment if terminated for reasons other than cause. Mr. Brandt has sued the Company alleging, among other things, breach of contract. See ITEM 8, LEGAL PROCEEDINGS.

        Pursuant to employment agreements with each of its Vice Presidents, the Company has agreed to pay six months severance to any Vice President whose employment with the Company terminates; three Vice Presidents have been terminated and agreed to receive an aggregate of $146,250 payable over six-month periods; Mr. Haley is not and has not been a salaried employee of the Company and has no contract with the Company regarding his service as a director or his prior service as Chairman of the Board and Interim Chief Executive Officer.

        On March 16, 1995, the Company entered into a termination agreement with Patrick J. O'Shea (the "O'Shea Agreement"), the former Vice Chairman of the Board, President, and Chief Executive Officer of the Company, providing for severance payments totaling $130,000 payable in 15 equal monthly installments with the first installment on April 10, 1995 (the "Termination Payments"). The O'Shea Agreement also provides that Mr. O'Shea's option to purchase 75,000 shares of Common Stock at $1.00 per share awarded to him on August 23, 1994, became fully vested and becomes exercisable on the earlier of 30 days prior to the date the Company announces its initial public offering or March 16, 2000. He and his immediate family members will enjoy, for his lifetime, free travel and pass privileges on Company flights, pursuant to the terms of the Company's policies generally in effect from time-to-time for directors and officers of the Company. On December 22, 1995, the Company and Mr. O'Shea amended the O'Shea Agreement (the "O'Shea Amendment") to, among other things, provide for the payment of the Termination Payments as a lump sum rather than periodically and for the redemption by the Company for $2.00 per share of up to 250,000 shares of Common Stock owned by Mr. O'Shea or specified persons designated by him. The Company redeemed 150,000 shares of Common Stock held by Mr. O'Shea and 100,000 shares of Common Stock held by persons designated by him. Pursuant to the O'Shea Amendment, Mr. O'Shea agreed not to stand for election as a director of the Company.

        On December 22, 1995, the Company entered into a termination agreement with Donald Baker, a former director and former Vice President, General Counsel, and Secretary of the Company. This agreement provides for, among other things, the payment in a lump sum of certain periodic payments provided for by Mr. Baker's employment agreement, and immediate vesting of stock options previously granted to him. The Company redeemed 20,000 shares of Mr. Baker's Common Stock at $2.00 per share as a designee of Mr. O'Shea under the O'Shea Amendment. Pursuant to such termination agreement, Mr. Baker agreed not to stand for election as a director of the Company.

MANAGEMENT--STOCK OPTION PLANS

        1993 Incentive Stock Option Plan. In January 1994, the Board of Directors adopted and the Company's stockholders approved the 1993 Incentive Stock Option Plan (the "1993 Stock Option Plan") under which 500,000 shares of Common Stock were available to be granted to key officers and employees of the Company. Options for 350,000 of such shares have been granted. Options granted under the 1993 Stock Option Plan are intended to be incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), which permits the deferral of taxable income related to the exercise of such options. Options granted under the 1993 Stock Option Plan have an exercise price equal to the fair market value at the date of the option grant. Generally, the options are nontransferable and become void unless the optionee remains continuously employed by the Company for at least six months following the date of grant. In addition, the 1993 Stock Option Plan requires each optionee to agree in writing not to sell or otherwise transfer any shares acquired by exercise of an option under the plan until two years after the date of grant and one year after the date of exercise thereof. It is not contemplated that any additional options will be granted under the 1993 Stock Option Plan. The 1993 Stock Option Plan is administered by the Company's Compensation Committee.

        1994-1995 Incentive and Non-Qualified Stock Option Plan. In August 1994, the Board of Directors adopted the 1994-1995 Stock Option Plan (the "1994-1995 Stock Option Plan") under which 750,000 shares of Common Stock were available to be granted to officers and employees of the Company, as well as nonemployee directors, consultants, and others who have a relationship with the Company. The 1994-1995 Stock Option Plan was approved by the Company's stockholders in January 1995. In March 1996 the Board of Directors adopted the Amended 1994-1995 Stock Option Plan (the "Amended Plan") which, among other things, increased the number of shares available for grant to 2,500,000. In the discretion of the Board of Directors, the Amended Plan may be submitted to the stockholders for approval. The Company may award either incentive stock options or non-qualified stock options under the Amended Plan. However, until stockholder approval is obtained, options granted will not qualify as incentive options under applicable state and federal tax laws. To date, options for 1,946,000 of such shares have been granted under the Amended Plan.

        Options under the Amended Plan may become exercisable with respect to not more than one-third of the total number of shares granted thereby during each twelve-month period during which the optionee remains continually an employee, director, or consultant of the Company, commencing twelve months from the date of grant. The Amended Plan is administered by the Company's Compensation Committee.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        On March 16, 1995, the Company entered into the O'Shea Agreement. On December 22, 1995, the Company entered into an agreement supplemental to the O'Shea Agreement. See ITEM 6. EXECUTIVE COMPENSATION.

        The Company has had the following transactions with H&Q, an organization of which William R. Hambrecht, a director of the Company, is an affiliate: (a) the sale to H&Q on December 29, 1995 of $2.5 million of Series A Preferred; (b) the sale to H&Q on May 24, 1996 of $2.5 million of Series B Preferred; (c) the sale to H&Q on August 16, 1996 of $4 million of convertible debentures; and (d) the delivery to H&Q in October 1996 of Promissory Notes reflecting loans to the Company aggregating $2 million. The Company has issued to H&Q Group a warrant to purchase 400,000 shares of Common Stock for $0.50 per share as consideration for its guarantee of a $2 million bank loan. See ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

ITEM 8.  LEGAL PROCEEDINGS.

        The Company is a party to two lawsuits which if decided adversely to the Company might be considered material lawsuits. In Hillsborough County Aviation Authority v. Air South Airlines, Inc., the Hillsborough County Aviation Authority seeks damages from the Company arising out of the Company's alleged breach of four contracts relating to the use by the Company of Tampa International Airport which it operates. This suit was instituted in April, 1996 in the Circuit Court of the Thirteenth Judicial Circuit in and for Hillsborough County, State of Florida, Civil Division. An accrual reflecting management's estimate of the amount required to settle this suit has been recorded as of June 30, 1996.

        In Roden M. Brandt v. Air South Airlines, Inc. and Hambrecht & Quest Group, Inc., Roden M. Brandt, the former President and Chief Executive Officer of the Company seeks damages from the Company and an investor in the Company for, in the case of the Company, an alleged breach of his employment relationship with the Company and violation of certain South Carolina laws with regard to the payment of wages. This suit was instituted on August 19, 1996 in the United States District Court for the District of South Carolina.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)  Market Information.

        There is no established trading market for any securities of the Company. On the date hereof: (i) there are outstanding options or warrants to purchase 10,384,833 shares of Common Stock; (ii) there are outstanding shares of preferred stock and convertible debentures which are convertible into 38,367,598 shares of Common Stock; and there are no shares of common equity which could be sold pursuant to Rule 144. The Company has agreed under certain circumstances to register under the Securities Act of 1933, as amended (the "Securities Act"), for sale by certain security holders up to 38,382,598 shares of Common Stock; and (iii) the Company is not presently proposing to publicly offer any of its common equity.

(b)  Holders.

        On the date hereof there are 899 holders of record of shares of Common Stock.

(c)  Dividends.

        The Company has never declared or paid dividends on its capital stock. The Company currently intends to retain any available earnings for use in the operation and expansion of its business. Therefore, the Company does not expect to pay any cash dividends on the Common Stock in the foreseeable future. Any payments of dividends by the Company in the future will be at the discretion of the Board of Directors and will depend upon the Company's earnings, capital requirements, financial condition, and any other factors deemed relevant by the Board of Directors. In addition, the Company is prohibited from making any cash distribution in respect of its Common Stock pursuant to restrictive covenants in various agreements with banks and others, including the State Loan agreement.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

        Since the Company's inception, the registrant has sold and issued or otherwise issued the following unregistered securities; all transactions described below have been adjusted to reflect a two-for-one split of the shares of Common Stock effective in September, 1993:

        (1) Between April 1993 and September 1993, the Company sold 2,097,334 shares of Common Stock to the founding stockholders and original directors and officers of the Company for $0.15 to $0.625 per share.

        (2) During September 1993 through April 1994, the Company sold 157,000 shares of Common Stock at prices of $0.07 and $0.50 per share.

        (3) In June 1994, the Company sold 1,022,000 shares of Common Stock to South Carolina accredited investors and 235,000 shares of Common Stock to certain of the founding investors for $1.00 per share.

        (4) In July 1994, the Company sold 436,200 shares of Common Stock to founding stockholders, officers, directors and certain executive employees for $0.50 per share.

        (5) In December 1994, the Company issued an aggregate of 32,775 shares of Common Stock to substantially all employees of the Company as holiday gifts. The number of shares issued to each employee was based upon months of service.

        (6) In April 1995, the Company sold 1,836,560 shares of Common Stock pursuant to the Company's Employee Stock Purchase Plan for $0.50 per share.

        (7) In April 1995, the Company sold 1,181,040 shares of Common Stock pursuant to a rights offering to existing stockholders (other than employee stockholders who had received shares as 1994 holiday gifts or who had purchased shares pursuant to the Employees Stock Purchase Plan) for $0.50 per share.

        (8) In August 1995, the Company issued an aggregate of 129,590 shares of Common Stock to substantially all employees of the Company as gifts on the occasion of the Company's first anniversary of flight operations. The number of shares issued to each employee was based upon months of service.

        (9) In November 1995, the Company sold 100,000 shares of Common Stock to an officer for $0.50 per share in connection with his employment by the Company.

        (10) In December 1995, the Company sold 1,250,000 shares of Series A Preferred to H&Q Group for $2.00 per share.

        (11)  In April 1996, the Company borrowed $2 million from a bank.
H&Q Group guaranteed the loan in exchange for a warrant to purchase
400,000 shares of Common Stock at $2.00 per share; that price has subsequently been reduced to $.50 per share.

        (12) On May 24, 1996, the Company sold $2 million of shares of Series B Preferred to H&Q.

        (13) In June 1996, the Company sold $1.5 million of shares of Series C Preferred. $1 million was sold to a corporation of British Virgin Islands registry and $500,000 to a New York corporation.

        (14) On August 16, 1996, the Company sold $4 million of Convertible Debentures to H&Q.

        (15) On September 4, 1996 the Company sold $500,000 of Convertible Debentures to a North Carolina corporation.

        (16)  On September 30, 1996, the Company sold $400,000 and $200,000, respectively, of Convertible Debentures to the two investors referred to in "(13)", above.

        (17) In October 1996, the Company sold $130,000 of Convertible Debentures to a present stockholder and director of the Company resident in Singapore.

        (18) As of September 30, 1996, the Company had granted stock options to employees, officers and directors and certain suppliers covering an aggregate of 10,384,833 shares of Common Stock exercisable at $.50 per share. None of these options have been exercised except for 3,333 shares by one person leaving the employment of the Company.

        The sales and issuance of securities in the transactions described in paragraph "(6)", above, were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold pursuant to a written contract relating to compensation. With respect to (a) the grant of stock options described in paragraph "(18)" and (b) the issuances referred to in paragraphs "(5)" and "(8)", above, an exemption from registration under the Securities Act was unnecessary in that the issuance of the securities did not involve a sale of securities as such term is used in
Section 2(3) of the Securities Act. The sales and issuances of securities in the transactions described in all other paragraphs above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) and Regulation D promulgated thereunder.

        Except for certain shares issued prior to May 1994, appropriate legends are affixed to the stock certificates for all shares issued by the Company and investment representations were obtained from the purchasers. All purchasers of securities either received adequate written information about the Company or had access, through employment or other relationships, to such information.
The Company considers all securities issued by it to date to be "restricted securities" as defined in Rule 144(a)(3) promulgated under the Securities Act.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        The authorized capital stock of the Company consists of 18,000,000 shares of Common Stock, par value $0.001 per share, and 2,000,000 shares of Preferred Stock, par value $0.001 par value per share (the "Preferred Stock").

COMMON STOCK

        As of the date hereof, there are 6,917,182 shares of Common Stock outstanding, held of record by 899 stockholders. Options and warrants to purchase 10,384,833 shares of Common Stock have been issued. If all convertible securities were converted and all options and warrants were exercised, there would be 41,219,858 shares of Common Stock outstanding, held of record by approximately 925 stockholders.

        Holders of Common Stock are entitled to one vote for each share held and have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to Common Stock. There is cumulative voting for the election of directors. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to preferential dividend rights of any outstanding series of Preferred Stock, if any. Upon the liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the net assets of the Company remaining after the payment of all creditors and any Preferred Stock or other liquidation preferences. The outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

        As of the date hereof, there was an aggregate of 1,955,000 shares of Preferred Stock outstanding, which shares had been issued in series, to the number of holders of record indicated, and with rights of conversion into the number of shares of Common Stock as follows:

                        Name of Series and                        Number of Shares
                         Number of Shares      Number of      of Common Stock Issuable
                            Outstanding         Holders           Upon Conversion
                      ----------------------  -----------   ---------------------------
                             Series A              1
                         1,250,000 shares                         1,250,000 shares
                             Series B              1
                          625,000 shares                          5,000,000 shares
                             Series C              2
                          120,000 shares                          3,000,000 shares

Series A

        The Series A Preferred Stock (the "Series A") shall be entitled to receive non-cumulative dividends at the rate of $0.16 per share per annum. No cash dividend shall be paid on the Common Stock in any year unless an equal dividend is paid on each outstanding share of Series A on an as-if-converted basis. In the event of liquidation, the holders of the Series A shall be entitled to receive, pari passu with the shares of Series B Preferred Stock ("Series B") and Series C Preferred Stock ("Series C") in preference to the Common Stock, $2.00 per share. After payment of such preferential amount, the remaining assets shall be distributed ratably among the holders of Series A, Series B, Series C and Common Stock in proportion to the shares held. Each share of Series A is convertible at any time into one share of Common Stock.
The holders of Series A have the right to vote with the holders of Common Stock as a single class upon the election of directors and upon any other matter submitted to the stockholders. Each share of Preferred Stock has the same voting rights and number of votes as the shares of Common Stock into which it is convertible. In addition, the vote of a majority of the Series A shares shall be necessary to adopt certain fundamental changes in the Company, including any change to the Certificate of Incorporation or Bylaws of the Company, liquidation of the Company, change in the principal business of the Company or certain securities repurchases by the Company. So long as at least 50% of the Series A remains outstanding, the holders of Series A voting as a class shall be entitled to elect one member to the Board of Directors. The Series A holders' rights with respect to preferences upon liquidation, conversion into Common Stock, and voting with the holders of Common Stock as a class on certain matters are protected by broad anti-dilution provisions.

Series B

        The Series B Preferred Stock (the "Series B") shall be entitled to receive non-cumulative dividends at the rate of $0.32 per share per annum. No cash dividend shall be paid on the Common Stock in any year unless an equal dividend is paid on each outstanding share of Series B on an as-if-converted basis. In the event of liquidation, the holders of the Series B shall be entitled to receive, pari passu with Series A and Series C, in preference to the Common Stock, $4.00 per share. After payment of such preferential amount, the remaining assets shall be distributed ratably among the holders of Series A, Series B, Series C and Common Stock in proportion to the shares held. Each share of Series B is convertible at any time into eight shares of Common Stock. The holders of Series B have the right to vote with the holders of Common Stock as a single class upon the election of directors and upon any other matter submitted to the stockholders. Each share of Preferred Stock has the same voting rights and number of votes as the shares of Common Stock into which it is convertible. In addition, the vote of a majority of the Series B shares shall be necessary to adopt certain fundamental changes in the Company, including any change to the Certificate of Incorporation or Bylaws of the Company, liquidation of the Company, change in the principal business of the Company or certain securities repurchases by the Company. So long as at least 50% of the Series B remains outstanding, the holders of Series B voting as a class shall be entitled to elect one member to the Board of Directors. The Series B holders' rights with respect to preferences upon liquidation, conversion into Common Stock, and voting with the holders of Common Stock as a class on certain matters are protected by broad anti-dilution provisions.

Series C

        The Series C Preferred Stock (the "Series C") shall be entitled to receive non-cumulative dividends at the rate of $1.00 per share per annum. No cash dividend shall be paid on the Common Stock in any year unless an equal dividend is paid on each outstanding share of Series C on an as-if-converted basis. In the event of liquidation, the holders of the Series C shall be entitled to receive, pari passu with Series A and Series B, in preference to the Common Stock, $12.50 per share. After payment of such preferential amount, the remaining assets shall be distributed ratably among the holders of Series A, Series B, Series C and Common Stock in proportion to the shares held. Each share of Series C is convertible at any time into 25 shares of Common Stock. The holders of Series C have the right to vote with the holders of Common Stock as a single class upon the election of directors and upon any other matter submitted to the stockholders. Each share of Preferred Stock has the same voting rights and number of votes as the shares of Common Stock into which it is convertible. In addition, the vote of a majority of the Series C shares shall be necessary to adopt certain fundamental changes in the Company, including any change to the Certificate of Incorporation or Bylaws of the Company, liquidation of the Company, change in the principal business of the Company or certain securities repurchases by the Company. So long as at least 50% of the Series C remains outstanding, the holders of Series C voting as a class shall be entitled to elect one member to the Board of Directors. The Series C holders' rights with respect to preferences upon liquidation, conversion into Common Stock, and voting with the holders of Common Stock as a class on certain matters are protected by broad anti-dilution provisions.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        (a) The Delaware General Corporation Law ("DGCL") (Section 145) (i) gives Delaware corporations broad powers to indemnify their present and former directors, officers, employees or agents and those directors, officers, employees or agents of certain other entities who serve as such for such entities at the request of a Delaware corporation against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors, officers, employees or agents, subject to specified conditions and exclusions, (ii) gives a director or officer who successfully defends an action the right to be so indemnified, and (iii) authorizes the Company to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any bylaws, agreement, vote of stockholders or otherwise.

        (b) The Company's Certificate of Incorporation provides that the Company shall indemnify officers, directors, employees or agents of the Company to the fullest extent permitted by the DGCL.

        (c) In accordance with Section 102(b)(7) of the DGCL, the Company's Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (i) breaches of their duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) breaches of Section 174 of the DGCL (unlawful payment of dividends), or (iv) transactions from which a director derives an improper personal benefit.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

        The Financial Statements required by this ITEM 13 are set forth in pages F-1 through F-20 of this Registration Statement. No supplementary financial information is required by Item 302 of Regulation S-K.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        During the registrant's two most recent fiscal years or any subsequent interim period, no independent accountant who was previously engaged as the principal accountant to audit the registrant's financial statements, or an independent accountant who was previously engaged to audit a significant subsidiary and on whom the principal accountant expressed reliance in its report, has resigned (or indicated it has declined to stand for re-election after the completion of the current audit) or was dismissed.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

                              FINANCIAL STATEMENTS

        (a)   Independent Auditors' Report
              Balance Sheets at August 31, 1994 and 1995, December 31, 1995 (audited) and June 30, 1995 and 1996 (unaudited)
              Statements of Operations for the years ended August 31, 1994 and 1995, and the four months ended December 31, 1995 (audited) Statements of Stockholders' Equity (Deficiency) for the years ended August 31, 1994 and 1995, the four months ended December 31, 1995 (audited), and the six months ended June 30, 1996 (unaudited)
              Statements of Cash Flows for the years ended August 31, 1994 and 1995 and the four months ended December 31, 1995 (audited) and the six months ended June 30, 1995 and 1996 (unaudited)
              Notes to Financial Statements.


        (b)                     EXHIBIT INDEX


                                                                      Sequential
Exhibit                                                                  Page
Number                            Description                           Number
-------                           -----------                         ----------
 2.1         --  Agreement of Merger dated December 29, 1995
                 between Air South Airlines, Inc. and Air South,
                 Inc.

 3.1         --  Certificate of Incorporation of Registrant and
                 Certificates of Designation as to Series B and C
                 Preferred Stock.

 3.2         --  Bylaws of Registrant.

 4.1         --  Article 4 of Registrant's Articles of Incorporation
                 (included in Exhibit 3.1).

 4.2         --  Articles VI and VII of Registrant's Bylaws
                 (included in Exhibit 3.2).

 4.3         --  HUD Section 108 Program Loan Agreement.

 4.4         --  Specimen Common Stock Certificate.

 4.5         --  Series A Preferred Stock Purchase Agreement and
                 the related Investors' Rights Agreement dated
                 December 29, 1995 between the Company and
                 Hambrecht and Quist Group, L.L.C.

 4.6         --  Loan Agreement and certain related documents
                 dated March 29, 1996 between NationsBank, N.A.
                 and the Company.

 4.7(*)      --  Loan Agreement and certain related documents
                 dated April 26, 1996 between The National Bank of
                 South Carolina and the Company.

 4.8         --  Option Purchase Agreement and certain related
                 documents dated April 26, 1996 between the Company and Hambrecht & Quist Group, L.L.C.

 4.9         --  Series B Preferred Stock Purchase Agreement and
                 the related Investors' Rights Agreement dated May
                 24, 1996 between the Company and H&Q Air South
                 Investors, L.P. ("H&Q").

 4.10        --  Series C Preferred Stock Purchase Agreement and
                 the related Investor Rights Agreement dated June
                 14, 1996 between the Company and W.J. Flynn &
                 Associates, Inc. ("Flynn").

 4.11        --  Series C Preferred Stock Purchase Agreement and
                 the related Investors' Rights Agreement dated June
                 24, 1996 between the Company and Fil-Fiber
                 Manufacturing, Inc., Ltd. ("Fil-Fiber").

 4.12        --  Convertible Debenture Purchase Agreement and the
                 related Investors' Rights Agreement dated August
                 16, 1996 between the Company and H&Q.

 4.13        --  Convertible Debenture Purchase Agreement and the
                 related Investors' Rights Agreement dated
                 September 4, 1996 between the Company and
                 Godley Group Ltd.

 4.14        --  Convertible Debenture Purchase Agreement and the
                 related Investors' Rights Agreement dated
                 September 30, 1996 between the Company and Flynn.

 4.15        --  Convertible Debenture Purchase Agreement and the
                 related Investors' Rights Agreement dated
                 September 30, 1996 between the Company and
                 Fil-Fiber.

 10.1        --  1993 Incentive Stock Option Plan.

 10.2        --  1994-1995 Incentive and Non-Qualified Stock
                 Option Plan.

 10.3        --  1994-1995 Amended Incentive and Non-Qualified
                 Stock Option Plan.

 10.4        --  Employee Stock Purchase Plan.

 10.5        --  (Intentionally omitted.)

 10.6        --  Common stock purchase warrant for 725,000 shares
                 issued January 11, 1996 to Clifton E. Haley by Air
                 South Airlines, Inc.

 10.7        --  Common stock purchase warrant for 10,000 shares
                 issued October 25, 1995 to David Y. Monteith by
                 Air South Airlines, Inc.

 10.8        --  Common stock purchase warrant for 250,000 shares
                 issued November 8, 1995 to Roden A. Brandt by
                 Air South, Inc.

 10.9        --  Incentive Stock Option Agreement dated November
                 12, 1994 between Air South, Inc. and Dennis
                 Crosby for the purchase of up to 80,000 shares of common stock.

 10.10       --  Incentive Stock Option Agreement dated August 23,
                 1994 between Air South, Inc. and Donald Baker for the purchase of up to 40,000 shares of common stock.

 10.11       --  Incentive Stock Option Agreement dated August 23,
                 1994 between Air South, Inc. and Thomas Volz for the purchase of up to 50,000 shares of common stock.

 10.12(*)    --  Incentive Stock Option Agreement dated June 23,
                 1995 between Company and Paul Gillcrist for the
                 purchase of up to 36,000 shares of common stock.

 10.13(*)    --  Incentive Stock Option Agreement dated June 23,
                 1995 between Company and Harold Stowe for the
                 purchase of up to 36,000 shares of common stock.

 10.14       --  Letter from Air South, Inc. to Roden A. Brandt,
                 dated October 20, 1995.

 10.15(*)    --  Employment agreement between Air South, Inc.
                 and Tom Volz, dated December 8, 1993.

 10.16(*)    --  Employment agreement between Air South, Inc.
                 and Dennis Crosby dated November 12, 1994.

 10.17(*)    --  Lease dated ____________, 199_ between
                 Jacksonville Port Authority and Air South, Inc.

 10.18       --  Lease between Dade County, Florida and Air
                 South, Inc. dated ____________, 199_.

 10.19       --  Lease between Air South, Inc. and Horry County
                 dated February 20, 1995

 10.20(*)    --  Lease between Air South, Inc. and the City of
                 Atlanta dated ____________, 199_.

 10.21       --  Aircraft Use and Lease Agreement between Air
                 South, Inc. and Richland-Lexington Airport
                 District dated August 15, 1994.

 10.22       --  Airline Operating Agreement between Savannah
                 Airport Commission and Air South dated April 10,
                 1996.

 10.23       --  Non-Signatory Airlines Tenant Agreement between
                 Greenville-Spartanburg Airport District dated
                 June 20, 1996.

 10.24       --  Airport Use Agreement between Norfolk Airport
                 Authority and Air South, Inc. dated May 2, 1996.

10.25           --   Agreement and Lease between Charleston County
                     Aviation Authority and Air South, Inc. dated the __
                     day of ______, 1996.

10.26           --   Airport License and Agreement between the City of
                     Chicago and Air South Airlines, Inc.

10.27           --   (Intentionally omitted.)

10.28           --   (Intentionally omitted.)

10.29(*)        --   Agreement of Lease between Richland-Lexington
                     Airport District and Air South, Inc. dated August
                     1, 1994

10.30           --   Lease and Agreement between Richland-Lexington
                     Airport District and Air South, Inc. dated
                     December 12, 1995.

10.31           --   Lease between Polaris Aircraft Leasing K.B. and
                     Air South Airlines, Inc. dated April 29, 1996 for
                     Boeing 737-2P6 Ft. Advanced Aircraft Serial
                     Number 21612.

10.32           --   Lease between Polaris Aircraft Leasing K.B. and
                     Air South Airlines, Inc. dated April 29, 1996
                     for Boeing 737-200 Ft. Advanced Aircraft Serial
                     Number 21356.

10.33           --   Lease between Polaris Holding Co. and Air South
                     Airlines, Inc. dated April 29, 1996 for Boeing 737-
                     242 Advanced Aircraft Serial Number 21186.

10.34           --   Lease between Polaris Aircraft Leasing K.B. and
                     Air South Airlines, Inc. dated April 29, 1996 for
                     Boeing 737-2P6 Advanced Aircraft Serial Number
                     21677.

10.35           --   Lease between Polaris Aircraft Leasing K.B. and
                     Air South Airlines, Inc. dated April 29, 1996 for
                     Boeing 737-2P6 Advanced Aircraft Serial Number
                     21733.

10.36           --   Lease between Air South, Inc. and MIMI Leasing
                     Corp. dated October 31, 1994 for the lease of
                     Boeing 737 S/N 19612.

10.37           --   Lease between Air South, Inc. and MIMI Leasing
                     Corp. dated October 31, 1994 for the lease of
                     Boeing 737 S/N 19607.

----------------
(*) To be supplied by amendment.

 27.1        --  Financial Data Schedule for the four months ended December
                 31, 1995 - (for SEC use only)
 27.2        --  Financial Data Schedule for the six months ended June 30,
                 1996 - (for SEC use only)


GLOSSARY

"Available seat miles" or "ASMs" represents the number of seats available for passengers on scheduled service flights multiplied by the number of miles those seats are flown.

"Aviation Act" means the Federal Aviation Act of 1958.

"Average fare" means operating revenues divided by enplaned passengers.

"Average flight length" represents total aircraft miles flown divided by the number of departures.

"Average segment fare" means operating revenue divided by onboard passengers.

"Block hours flown" represents the time between aircraft gate departure and aircraft gate arrival.

"Break-even load factor" represents the percentage of RPMs that must be flown for the airline to break even after operating and interest expenses. Break-even load factor is calculated by taking total expenses, minus non-passenger revenue, divided by ASMs, divided by passenger yields per RPM.

"CRS" means Computer Reservation Systems used extensively by travel agents in the airline industry to book reservations.

"C-check" means scheduled heavy maintenance required by FAA regulations to be performed on aircraft every 3,000 hours of flight time.

"Deregulation Act" means the Airline Deregulation Act of 1978.

"DOT" means the United States Department of Transportation.

"FAA" means the Federal Aviation Administration.

"Grants" means the approximately $4.0 million of grants to the Company by South Carolina State and local governments for relocation, training, facility, and advertising reimbursement.

"Load" means the percentage of available seats occupied.

"Load Factor" represents revenue passenger miles divided by available seat miles.

"Operating Cost per total ASM" for any period represents the amount determined by dividing total operating expenses for each period by total ASMs for each such period.

"Passenger yield per RPM" represents the total passenger revenue divided by RPMs.

"Revenue Passenger Miles" or "RPMs" represents the number of revenue passenger miles flown on scheduled service flights.

"State Loan" means a $12 million loan to the Company arranged by the State of South Carolina from Lexington County, South Carolina guaranteed and sold by the Department of Housing and Urban Development.

"Total Revenue per ASM" represents total revenues divided by total available seat miles.

"Working Capital" means the excess of current assets over current liabilities.

                                   SIGNATURES

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   AIR SOUTH AIRLINES, INC.


November 12, 1996
                                   By: /s/ John P. Tague
                                      ------------------------------------------
                                      John P. Tague, Chairman of the Board,
                                        President and Chief Executive Officer

AIR SOUTH AIRLINES, INC.
(FORMERLY AIR SOUTH, INC.)


INDEX TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

                                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                               F-2

BALANCE SHEETS                                                             F-3

STATEMENTS OF OPERATIONS                                                   F-4

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)                            F-5

STATEMENTS OF CASH FLOWS                                                   F-6

NOTES TO FINANCIAL STATEMENTS                                              F-9

INDEPENDENT AUDITORS' REPORT

Board of Directors
Air South Airlines, Inc.
 (formerly Air South, Inc.):

We have audited the accompanying balance sheets of Air South Airlines, Inc. (the "Company") as of August 31, 1994 and 1995, and December 31, 1995, and the related statements of operations, stockholders' equity (deficiency), and cash flows for each of the two years in the period ended August 31, 1995 and the four-month period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at August 31, 1994 and 1995, and December 31, 1995, and the results of its operations and its cash flows for each of the two years in the period ended August 31, 1995 and the four-month period ended December 31, 1995 in conformity with generally accepted accounting principles.

Management's plans concerning operating and financing matters are discussed in
Note 1.

November 8, 1996

AIR SOUTH AIRLINES, INC.
(FORMERLY AIR SOUTH, INC.)


BALANCE SHEETS
AUGUST 31, 1994 AND 1995, DECEMBER 31, 1995 AND JUNE 30, 1996
-------------------------------------------------------------------------------

                                                                    AUGUST 31,
                                                          -----------------------------         DECEMBER 31,       JUNE 30,
ASSETS (NOTE 3)                                               1994             1995                 1995             1996
                                                                                                                  (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents (Notes 1 and 3)               $  3,551,974     $  1,053,648       $  2,369,614      $    122,199
  Investments (Notes 1 and 3)                                                   104,972            694,430         1,365,473
  Receivables                                                  167,012        3,671,558          2,419,171         4,191,994
  Grants (Notes 1 and 6)                                       323,373
  Prepaid expenses and other current assets                    148,306          898,164          1,435,438         1,524,234
                                                          ------------     ------------       ------------      ------------
    Total current assets                                     4,190,665        5,728,342          6,918,653         7,203,900
INVESTMENTS (Notes 1 and 3)                                    100,000          755,000
DEPOSITS (Note 5)                                              853,387        1,170,000          1,170,000         1,170,000
PROPERTY AND EQUIPMENT, NET (Notes 1 and 2)                  1,060,543        2,237,930          2,594,600         2,593,062
DEBT ISSUE COSTS (net of accumulated amortization
  of $645, $18,806, $23,573 and $30,723, respectively)
  (Note 1)                                                     154,862          271,024            262,424           352,215
OTHER                                                                           513,697            671,786         1,008,626
                                                          ------------     ------------       ------------      ------------
    Total assets                                          $  6,359,457     $ 10,675,993       $ 11,617,463      $ 12,327,803
                                                          ============     ============       ============      ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
  Accounts payable                                        $    972,530     $  3,884,984       $  6,077,084      $  9,264,565
  Accrued expenses (Note 1)                                    357,671        5,372,233          6,357,336         5,588,288
  Air traffic liability (Note 1)                                27,000        3,245,276          2,933,101         4,998,633
  Short-term borrowings (Note 3)                                                                                   2,500,000
  Current portion of long-term debt (Note 3)                                    159,942             96,789            42,622
                                                          ------------     ------------       ------------      ------------
    Total current liabilities                                1,357,201       12,662,435         15,464,310        22,394,108
                                                          ------------     ------------       ------------      ------------
LONG-TERM DEBT (Note 3)                                      5,000,000       12,000,000         12,000,000        12,000,000
                                                          ------------     ------------       ------------      ------------
COMMITMENTS AND CONTINGENCIES
  (Notes 1, 5 and 11)
REDEEMABLE COMMON STOCK (Note 10) - $.001
  par value, 250,000 shares issued and outstanding at
  December 31, 1995 (redeemed in 1996)                                                             500,000
STOCKHOLDERS' EQUITY (DEFICIENCY) (Notes 1,
  3 and 4):
  Convertible preferred stock, $.001 par value, 2,000,000
    shares authorized, 1,250,000 at December 31, 1995 and
    1,995,000 at June 30, 1996, shares outstanding
    liquidation preference $6,500,000 (Notes 1 and 4)                                                1,250             1,995
  Common stock, $.001 par value, 18,000,000 shares
    authorized; shares issued and outstanding:  August 31,
    1994 - 3,668,534; August 31, 1995 - 7,018,119;
    December 31, 1995 - 6,818,019 and June 30, 1996 -
    6,828,852 (Notes 1, 4 and 10)                                3,669            7,018              6,818             6,829
  Additional capital                                         2,150,689        4,061,272          7,263,606        11,333,183
  Accumulated deficit                                       (2,152,102)     (18,015,283)       (23,166,328)      (33,326,684)
  Unearned compensation (Note 4)                                                (39,449)          (452,193)          (81,628)
                                                            ----------     ------------       ------------      ------------
    Total stockholders' equity (deficiency)                      2,256      (13,986,442)       (16,346,847)      (22,066,305)
                                                            ----------     ------------       ------------      ------------
    Total liabilities and stockholders' equity
      (deficiency)                                        $  6,359,457     $ 10,675,993       $ 11,617,463      $ 12,327,803
                                                          ============     ============       ============      ============

See notes to financial statements.

AIR SOUTH AIRLINES, INC.
(FORMERLY AIR SOUTH, INC.)

STATEMENTS OF OPERATIONS
YEARS ENDED AUGUST 31, 1994 AND 1995, THE FOUR-MONTH PERIOD ENDED DECEMBER 31, 1995 (AUDITED) AND SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)
------------------------------------------------------------------------------

                                                                                       FOUR           SIX MONTHS ENDED
                                                             AUGUST 31,            MONTHS ENDED           JUNE 30,
                                                    ---------------------------     DECEMBER 31, ---------------------------
                                                        1994           1995            1995         1995            1996
                                                                                                 (UNAUDITED)     (UNAUDITED)
OPERATING REVENUES:
  Passenger (Note 1)                                $    132,181   $  44,465,530    $  19,463,505   $  26,298,860    $  27,076,985
  Other                                                                  664,170          394,626         273,192          905,125
                                                    ------------   -------------    -------------   -------------    -------------
                                                         132,181      45,129,700       19,858,131      26,572,052       27,982,110
                                                    ------------   -------------    -------------   -------------    -------------
OPERATING EXPENSES:
  Salaries, wages and benefits                         1,083,381      13,253,773        5,165,701       7,327,445        7,912,780
  Aircraft fuel and oil                                  100,000      10,172,353        4,120,382       6,173,806        6,320,852
  Aircraft leases                                        155,820       4,924,358        2,088,116       2,875,321        3,575,984
  Maintenance materials and repairs (Note 1)             146,477       7,572,728        3,670,797       4,271,321        4,075,361
  Agency commissions                                       6,000       2,511,632        1,379,132       1,514,219        1,713,862
  Other rentals, landing and ground handling fees        104,911       4,619,166        1,990,312       2,653,486        3,108,583
  Advertising                                            323,518       2,392,574          595,516       1,047,375        1,838,724
  Depreciation and amortization                           28,694         350,447          174,864         126,338          304,965
  Other operating expenses (Note 9)                    1,037,543      16,120,423        5,481,611       8,256,857        9,301,978
                                                    ------------   -------------    -------------   -------------    -------------
    Total operating expenses                           2,986,344      61,917,454       24,666,431      34,246,168       38,153,089
                                                    ------------   -------------    -------------   -------------    -------------
OPERATING LOSS                                        (2,854,163)    (16,787,754)      (4,808,300)     (7,674,116)     (10,170,979)
                                                    ------------   -------------    -------------   -------------    -------------
NONOPERATING (EXPENSE) AND INCOME:
  Grants (Notes 1 and 6)                               1,261,198       1,316,811           88,493         298,521          112,550
  Interest expense                                       (21,375)       (514,171)        (164,764)       (331,959)        (360,694)
  Interest income                                         14,950         182,476           65,152         100,592           72,968
  Other income (expense)                                (215,873)        (60,543)          (6,876)                         185,799
                                                    ------------   -------------    -------------   -------------    -------------
    Total nonoperating expense, net                    1,038,900         924,573          (17,995)         67,155           10,623
                                                    ------------   -------------    -------------   -------------    -------------
NET LOSS                                            $ (1,815,263)  $ (15,863,181)   $  (4,826,295)  $  (7,606,961)   $ (10,160,356)
                                                    ============   =============    =============   =============    =============
NET LOSS PER SHARE (Note 1)                         $       (.72)  $       (3.18)   $        (.69)  $       (1.45)   $       (1.49)
                                                    ============   =============    =============   =============    =============
WEIGHTED AVERAGE COMMON SHARES (000's)                     2,523           4,987            6,981           5,263            6,826
                                                    ============   =============    =============   =============    =============

See notes to financial statements.

AIR SOUTH AIRLINES, INC.
(FORMERLY AIR SOUTH, INC.)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
YEARS ENDED AUGUST 31, 1994 AND 1995, THE FOUR-MONTH PERIOD ENDED DECEMBER 31, 1995 (AUDITED) AND SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)
-------------------------------------------------------------------------------


                                                             NUMBER OF                 NUMBER OF
                                                             PREFERRED  PREFERRED       COMMON     COMMON     ADDITIONAL
                                                              SHARES      STOCK         SHARES     STOCK        CAPITAL
BALANCE, SEPTEMBER 1, 1993                                                             2,097,334  $  2,098   $   709,877
Issuance of shares of common stock                                                     1,571,200     1,571     1,440,812
Net loss
                                                                                       ---------  --------   -----------
BALANCE, AUGUST 31,  1994                                                              3,668,534     3,669     2,150,689
Issuance of shares of common stock                                                     3,187,055     3,187     1,598,025
Issuance of stock options, warrants
  and stock bonus                                                                        162,530       162       312,558
Amortization of unearned compensation
Net loss
                                                                                       ---------  --------   -----------
BALANCE, AUGUST 31, 1995                                                               7,018,119     7,018     4,061,272
Issuance of shares of common stock                                                        49,900        50        82,784
Issuance of stock options                                                                                        795,800
Amortization of unearned compensation
Issuance of preferred stock                                 1,250,000   $   1,250                              2,498,750
Transfer of redeemable common stock                                                     (250,000)     (250)     (175,000)
Net loss
                                                            ---------   ---------      ---------  --------   -----------
BALANCE, DECEMBER 31, 1995                                  1,250,000       1,250      6,818,019     6,818     7,263,606
Issuance of shares of common stock - Unaudited                                            10,833        11        18,322
Issuance of shares of preferred stock - Series B              625,000         625                              2,499,375
Issuance of shares of preferred stock - Series C              120,000         120                              1,499,880
Amortization of unearned compensation
Issuance of warrants                                                                                               5,200
Net loss
                                                            ---------   ---------      ---------  --------   -----------
BALANCE, JUNE 30, 1996 (UNAUDITED)                          1,995,000   $   1,995      6,828,852  $  6,829   $11,333,183
                                                            =========   =========      =========  ========   ===========

                                                                                                        TOTAL
                                                                                                     STOCKHOLDER'S
                                                             ACCUMULATED          UNEARNED              EQUITY
                                                               DEFICIT          COMPENSATION         (DEFICIENCY)
BALANCE, SEPTEMBER 1, 1993                                  $    (336,839)                           $     375,136
Issuance of shares of common stock                                                                       1,442,383
Net loss                                                       (1,815,263)                              (1,815,263)
                                                            -------------                            -------------
BALANCE, AUGUST 31,  1994                                      (2,152,102)                                   2,256
Issuance of shares of common stock                                                                       1,601,212
Issuance of stock options, warrants
  and stock bonus                                                               $     (66,240)       $     246,480
Amortization of unearned compensation                                                  26,791               26,791
Net loss                                                      (15,863,181)                             (15,863,181)
                                                            -------------       -------------        -------------
BALANCE, AUGUST 31, 1995
Issuance of shares of common stock                            (18,015,283)            (39,449)         (13,986,442)
Issuance of stock options                                                                                   82,834
Amortization of unearned compensation                                                (795,800)
Issuance of preferred stock                                                           383,056              383,056
Transfer of redeemable common stock                                                                      2,500,000
Net loss                                                         (324,750)                                (500,000)
                                                               (4,826,295)                              (4,826,295)
                                                            -------------       -------------        -------------
BALANCE, DECEMBER 31, 1995                                    (23,166,328)           (452,193)         (16,346,847)
Issuance of shares of common stock - Unaudited                                                              18,333
Issuance of shares of preferred stock - Series B                                                         2,500,000
Issuance of shares of preferred stock - Series C                                                         1,500,000
Amortization of unearned compensation                                                 370,565              370,565
Issuance of warrants                                                                                        52,000
Net loss                                                      (10,160,356)                             (10,160,356)
                                                            -------------       --------------       --------------
BALANCE, JUNE 30, 1996 (UNAUDITED)                          $ (33,326,684)      $      (81,628)      $ (22,066,305)
                                                            =============       ==============       ==============


See notes to financial statements.

AIR SOUTH AIRLINES, INC.
(FORMERLY AIR SOUTH, INC.)

STATEMENTS OF CASH FLOWS
YEARS ENDED AUGUST 31, 1994 AND 1995, THE FOUR-MONTH PERIOD ENDED DECEMBER 31, 1995 (AUDITED) AND SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)
------------------------------------------------------------------------------



                                                                                          AUGUST 31,
                                                                              --------------------------------
                                                                                     1994                1995

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                     $  (1,815,263)   $  (15,863,181)
  Adjustments to reconcile net loss to net cash used by
    operating activities:
    Grants                                                                        (1,261,198)       (1,316,811)
    Stock compensation                                                                                 295,866
    Loss (gain) on disposal of equipment
    Depreciation and amortization                                                     28,694           350,447
    Changes in assets and liabilities:
      (Increase) decrease in receivables                                            (490,385)       (3,181,173)
      (Increase) decrease in prepaid expenses and other current assets              (148,306)         (749,858)
      (Increase) decrease in deposits                                               (853,387)         (316,613)
      Increase in other assets                                                                        (513,697)
      Increase in accounts payable                                                   972,530         2,912,454
      Increase (decrease) in accrued liabilities                                     357,671         5,014,562
      Increase (decrease) in air traffic liability                                    27,000         3,218,276
                                                                                ------------    --------------
        Net cash used by operating activities                                     (3,182,644)      (10,149,728)
                                                                                ------------    --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for purchase of property and equipment                                 (1,089,237)       (1,509,028)
  Proceeds on sale of property
  (Increase) decrease in investments                                                (100,000)         (759,972)
                                                                                ------------    --------------
    Net cash used by investing activities                                         (1,189,237)       (2,269,000)
                                                                                ------------    ---------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from grants                                                             1,261,198         1,316,811
  Proceeds from line of credit
  Proceeds from short-term borrowings
  Payments of long-term debt                                                        (500,000)       (1,038,877)
  Proceeds from issuance of long-term debt                                         5,500,000         8,198,819
  Proceeds from issuance of common stock                                           1,442,383         1,578,617
  Proceeds from issuance of preferred stock
  Common stock redemption
  Debt issue costs                                                                  (154,862)         (134,968)
                                                                               -------------    --------------
    Net cash provided by financing activities                                      7,548,719         9,920,402
                                                                               -------------    --------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               3,176,838        (2,498,326)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                       375,136         3,551,974
                                                                               -------------    --------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                       $   3,551,974    $    1,053,648
                                                                               =============    ==============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -
  Cash paid during the period for interest                                     $       9,040    $      217,988
                                                                               =============    ==============

                                                                                  FOUR                  SIX MONTHS ENDED
                                                                              MONTHS ENDED                  JUNE 30,
                                                                              DECEMBER 31,     ----------------------------------
                                                                                  1995              1995              1996
                                                                                                 (UNAUDITED)       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                    $ (4,826,295)     $ (7,606,961)     $(10,160,356)
  Adjustments to reconcile net loss to net cash used by
    operating activities:
    Grants                                                                         (88,493)         (298,521)         (112,550)
    Stock compensation                                                             465,890                             437,565
    Loss (gain) on disposal of equipment                                             6,876                            (185,799)
    Depreciation and amortization                                                  174,864           126,338           304,965
    Changes in assets and liabilities:
      (Increase) decrease in receivables                                         1,252,387        (1,753,374)       (1,772,823)
      (Increase) decrease in prepaid expenses and other current assets            (537,274)           22,148           (88,796)
      (Increase) decrease in deposits                                                                 60,000
      Increase in other assets                                                    (158,089)                           (336,840)
      Increase in accounts payable                                               2,192,100         1,593,624         3,187,481
      Increase (decrease) in accrued liabilities                                   985,102         2,189,108          (769,048)
      Increase (decrease) in air traffic liability                                (312,175)        2,344,573         2,065,532
                                                                              ------------      ------------      ------------
        Net cash used by operating activities                                     (845,107)       (3,323,065)       (7,430,669)
                                                                              ------------      ------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for purchase of property and equipment                                 (549,809)         (913,040)         (725,199)
  Proceeds on sale of property                                                      20,000                             614,721
  (Increase) decrease in investments                                               165,542            42,199          (671,043)
                                                                              ------------      ------------      ------------
    Net cash used by investing activities                                         (364,267)         (870,841)         (781,521)
                                                                              ------------      ------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from grants                                                              88,493           298,521           112,550
  Proceeds from line of credit                                                                                         500,000
  Proceeds from short-term borrowings                                                                                2,000,000
  Payments of long-term debt                                                       (63,153)          (15,353)          (54,167)
  Proceeds from issuance of long-term debt                                                         1,800,000
  Proceeds from issuance of common stock                                                           1,064,886             3,333
  Proceeds from issuance of preferred stock                                      2,500,000                           4,000,000
  Common stock redemption                                                                                             (500,000)
  Debt issue costs                                                                                                     (96,941)
                                                                              ------------      ------------      ------------
    Net cash provided by financing activities                                    2,525,340         3,148,054         5,964,775
                                                                              ------------      ------------      ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             1,315,966        (1,045,852)       (2,247,415)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                   1,053,648         1,686,054         2,369,614
                                                                              ------------      ------------      ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                      $  2,369,614      $    640,202      $    122,199
                                                                              ============      ============      ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -
  Cash paid during the period for interest                                    $        415      $    251,209      $    320,696
                                                                              ============      ============      ============

See notes to financial statements.

AIR SOUTH AIRLINES, INC.
(FORMERLY AIR SOUTH, INC.)

STATEMENTS OF CASH FLOWS
YEARS ENDED AUGUST 31, 1994 AND 1995, THE FOUR-MONTH PERIOD ENDED DECEMBER 31, 1995 (AUDITED) AND SIX MONTHS ENDED JUNE 30, 1995 AND 1996 (UNAUDITED)
------------------------------------------------------------------------------




                                                                                  FOUR MONTHS ENDED              SIX MONTHS ENDED
                                                         AUGUST 31,                  DECEMBER 31,                    JUNE 30,
                                              ----------------------------  -----------------------------   -----------------------
                                                  1994          1995            1994           1995           1995            1996
                                                                             (UNAUDITED)                   (UNAUDITED)
SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS:
  Stock bonus                                         $      183,831
  Unearned compensation                                       66,240              $       795,800
  Stock and warrants issued to vendors                       135,544                       82,834                  $    67,000
  See notes to financial statements.

AIR SOUTH AIRLINES, INC.
(FORMERLY AIR SOUTH, INC.)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED AUGUST 31, 1994 AND 1995, THE FOUR-MONTH PERIOD
ENDED DECEMBER 31, 1995 (AUDITED) AND SIX MONTHS ENDED
JUNE 30, 1995 AND 1996 (UNAUDITED)
------------------------------------------------------------------------------

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   ORGANIZATION - Air South Airlines, Inc. (the "Company") was incorporated in Illinois on January 14, 1993 as Travel Management Industry Services, Inc. for the purposes of providing consulting services regarding travel industry marketing. On January 26, 1994, an amendment to the Articles of Incorporation was filed which changed the name of the Company to Air South, Inc. and the stated purpose to operation of an airline and related services. The Company commenced airline operations on August 22, 1994. Prior to commencement of airline operations, the Company was essentially a development stage enterprise with activities consisting of organizational and pre-operating activities. The Company's management primarily spent the pre-operating period and the initial phase of operations recruiting key personnel, developing strategies, obtaining Federal Aviation Administration and Department of Transportation certification and negotiating aircraft leases, debt agreements and grant agreements. During the period ended August 31, 1993, the Company produced no revenues and incurred development stage losses of approximately $300,000. The Company is a passenger airline providing all jet service primarily in the Southeastern and Eastern seaboard regions of the United States. Services are provided with a fleet of seven leased Boeing 737-200 aircraft.

   On December 29, 1995, the Company:

   _  was reincorporated in Delaware;

   _  changed its name from Air South, Inc. to Air South Airlines, Inc.;

   _ changed its common shares authorized from 10 million to 18 million and from no par value shares to $.001 par value shares; and

   _  authorized 2 million shares of preferred stock with a $.001 par value.

   The Company also changed its year end for financial reporting purposes from August 31 to December 31.

   The airline industry is intensely competitive. Domestic certified airlines are free to enter and exit domestic markets and to set fares without regulatory approval. Any significant fare reductions or introduction of directly competing routes by other airlines could have a material adverse effect on the Company's results of operations and financial condition.

   The Company cannot predict the future cost and availability of fuel for flight operations. Substantial price increases or the unavailability of adequate suppliers could have a material adverse effect on the Company's financial position or results of operations.

   CONTINUITY OF OPERATIONS - The Company has incurred significant operating losses since inception, and at June 30, 1996, has a deficiency in working capital of $15,190,000 and a stockholders' deficiency of $22,066,000. The Company continues to experience negative cash flows and payments to certain trade creditors are past due. Operating revenues have not yet exceeded a breakeven threshold. In addition, loan covenant violations on $12,000,000 of indebtedness have been waived through July 1, 1997, but there is no assurance that waivers can be obtained for any future violations subsequent to that date.

   The financial statements have been prepared on a going concern basis which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. The continuance of the Company as a going concern is dependent, among other things, upon obtaining sufficient additional financing to fulfill cash flow requirements, growth in the Company's revenue base and, ultimately, the attainment of profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

   Management's plans to mitigate the uncertainty as to continuity of operations include the following:

   1. The Company has employed new managerial personnel, including a chief executive officer who has significant experience in airline management.

   2. Under the new management team, the Company has realigned its flight schedules in order to improve on-time performance and reduce flight cancellations. In addition, the Company plans to implement a new reservations and yield management system, which should help it maximize revenues on individual flight segments. Management is also taking steps to control the operating cost structure, including reducing flight crew and maintenance expenses.

   3. The Company hopes to add two aditional 737-200 jets by the end of the first quarter 1997.

   4. During 1996, the Company has raised approximately $15 million of additional funds through debt and equity transactions. A substantial portion of these funds have been received from H&Q Air South Investors, L.P. ("H&Q"), an affiliate of Hambrecht & Quist, L.L.C., an investment banking firm. The Company, along with H&Q, plans to raise an additional $3 million through the sale of private securities between November 11, 1996 and February 1, 1997. H&Q has also guaranteed a $2 million bank loan for the Company and now has in excess of 50% voting control of the Company.

   CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers certificates of deposit with an original maturity of three months or less to be cash equivalents.

   INVESTMENTS - Current and long-term investments consist of certificates of deposit which are stated at cost.

   PROPERTY AND EQUIPMENT - Property and equipment are carried at cost. Major additions, betterments and renewals are capitalized. Depreciation of estimated residual values is computed on the straight-line basis over the estimated useful lives of the related assets, which are seven years for all flight equipment and five years for other property and equipment. Leasehold improvements are amortized on a straight-line basis over the five year term of the leases.

   DEBT ISSUE COSTS - Debt issuance costs are amortized over the term of the related debt.

   ACCRUED EXPENSES - Included in accrued expenses are federal excise taxes payable of $1,205,181, $795,140 and $277,824 and accrued maintenance reserves of $1,097,206, $790,170 and $1,032,875 at August 31, 1995, December
   31, 1995 and June 30, 1996, respectively, accrued aircraft rent of $225,000 at June 30, 1996, $1,035,025 at December 31, 1995 and accrued salaries and wages of $246,767 at August 31, 1994.

   FREQUENT FLYER AWARDS - The Company accrues the estimated incremental cost of providing free travel awards earned under its frequent flyer program.

   AIRCRAFT AND ENGINE MAINTENANCE - The Company accounts for airframe overhaul costs using the accrual method. The accrual method provides for accruing the estimated cost of the next overhaul based on cycles or flight hours.
   For airframe overhauls, the actual cost of an overhaul is charged to the accrual, with any deficiency or excess charged or credited to expense. For engine overhauls, the Company accounts for overhaul costs using the deferral method. Costs of engine overhauls are capitalized and amortized to the next overhaul. The cost of routine maintenance is charged to expense as incurred.

   PASSENGER REVENUES - Passenger ticket sales are recognized as earned revenue when the transportation is provided. Air traffic liability represents passenger ticket sales for which transportation has not been provided.

   GRANTS - Grants from governmental entities are restricted for specified purposes and are recognized when an expenditure for which the grant provides reimbursement is incurred. Grants related to expenses are recognized as nonoperating income, while grants relating to property and equipment or to intangible assets reduce their recorded cost.

   INCOME TAXES - The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Accordingly, deferred tax assets and liabilities are recorded for temporary differences in the book and tax basis of assets and liabilities and for tax loss and credit carryforwards. Deferred tax assets, which are not considered more likely than not to be realized, are offset by a valuation allowance.

   PREOPERATING COSTS - All preoperating costs incurred during the development stage were charged to expense as incurred.

   RETIREMENT PLAN - The Company has a contributory 401(k) plan covering substantially all employees. The Company may make matching and discretionary contributions to the plan at the determination of the Company's Board of Directors. The Company has made no contributions to the plan.

   ADVERTISING - The cost of advertising is expensed as incurred.

   USE OF ESTIMATES - Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   IMPAIRMENT OF LONG-LIVED ASSETS - Effective September 1, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-lived Assets and Assets to be Disposed Of. This Statement requires assessment of impairment of long-lived assets whenever factors, events or changes in circumstances indicate the carrying amount of certain long-lived assets to be held and used may not be recoverable. Assessment of impairment is based on the expected undiscounted cash flows of the assets. If an asset is determined to be impaired, an impairment loss is recognized to the extent the carrying amount of the impaired asset exceeds fair value. Adoption of this Statement did not materially affect the Company's financial position or results of operations.

   LOSS PER COMMON SHARE - The net loss per common share is calculated by dividing the net loss by the weighted average common shares and common share equivalents outstanding. Fully diluted earnings per share are equal to primary earnings in all periods presented. The effect of common stock equivalents is antidilutive in all periods presented.

   UNAUDITED INTERIM FINANCIAL STATEMENTS - The consolidated financial statements as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 include all adjustments, consisting only of normal recurring adjustments, considered necessary by management for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the entire year.

2. PROPERTY AND EQUIPMENT

   Property and equipment, as of August 31, 1994 and 1995, December 31, 1995 and June 30, 1996 consists of the following:


                                                 AUGUST 31,
                                      -----------------------------     DECEMBER 31,     JUNE 30,
                                             1994           1995           1995           1996
                                                                                       (UNAUDITED)
  Flight equipment                    $      272,897  $   1,229,739  $   1,545,825  $   1,629,904
  Computer equipment                         406,516        673,233        844,240        924,188
  Ground property and equipment              263,291        469,190        474,877        481,874
  Office furniture, fixtures and
    equipment                                130,671        195,229        221,889        262,488
  Leasehold improvements                      15,862         33,395         33,395         33,395
                                      --------------  -------------  -------------  -------------
  Total                                    1,089,237      2,600,786      3,120,226      3,331,849
  Less accumulated depreciation              (28,694)      (362,856)      (525,626)      (738,787)
                                      --------------  -------------  -------------  -------------
  Property and equipment, net         $    1,060,543  $   2,237,930  $   2,594,600  $   2,593,062
                                      ==============  =============  =============  =============

3. DEBT

   Short-term borrowings outstanding at June 30, 1996 consists of a $2,000,000 loan from a bank, bearing interest at prime (8.25% at June 30, 1996) plus 2.0%, payment of interest only monthly, with a final payment of principal and accrued interest at December 31, 1996. This note is unconditionally guaranteed by H&Q.

   LINE OF CREDIT - On March 12, 1996, the Company entered into an agreement to obtain a one year, $500,000 line of credit from a bank. Subject to the bank's discretion, and subject to such additional terms, conditions and provisions as the bank considers necessary, an additional $500,000 may be provided under the agreement. The line of credit is collateralized by a first lien on substantially all the Company's assets and bears interest at the rate of prime plus 1%.

   As consideration for this line of credit, the Company issued 7,500 shares of common stock to the bank. Subject to funding of the additional $500,000, the Company will issue an additional 15,000 shares of common stock to the bank. Such shares are required to be registered in any subsequent equity offering.

   Long-term debt outstanding as of August 31, 1994 and 1995, December 31, 1995 and June 30, 1996 consists of the following:


                                                  AUGUST 31,
                                        ----------------------------     DECEMBER 31,      JUNE 30,
                                             1994           1995           1995             1996
                                                                                        (UNAUDITED)
     Loan from Lexington County,
       South Carolina (the "county
      loan"), see below                 $  4,000,000    $ 12,000,000    $ 12,000,000    $ 12,000,000
     Uncollateralized loan at 4%
       paid in 1995                          500,000
     Loan paid in 1995                       500,000
                                        ------------    ------------    ------------    ------------
     Long-term debt                     $  5,000,000    $ 12,000,000    $ 12,000,000    $ 12,000,000
                                        ============    ============    ============    ============

   The county loan originally permitted borrowings of up to $12,000,000; payment over 240 months; interest at 4% through the first 36 months and at a rate indexed to allow the State to recoup its interest and other costs beginning in the 37th month; interest and principal payments due monthly beginning in the 19th and 37th months, respectively. In September 1996, the terms of the State Loan were modified to provide (i) for 4% fixed interest rate through August 31, 2004; beginning September 1, 2004 the interest rate may be increased, not to exceed prevailing commercial loan rates, based on the Company's net operating income, (ii) that interest due for June 1, 1996 through August 1, 1997 is deferred until August 1, 1997, (iii) that the loan is to be repaid in 143 equal installments based on 204 months amortization with a balloon payment one month after the last (final) installment and (iv) that the outstanding principal balance is based on the size of an initial public offering with principal repayment not to exceed $6 million of the net proceeds of a public offering greater than $20 million. Substantially all of the Company's assets serve as collateral for this loan, subordinate to the interests of the lines of credit described below. The Company has also agreed to use the proceeds of any initial public stock offering to repay up to one half of the loan's outstanding balance. The loan was funded through the issuance of Lexington County, South Carolina general revenue bonds and was guaranteed by the United States Department of Housing and Urban Development.

   The loan agreement relating to the county loan contains, among other things, provisions which limit payment of dividends, salary increases and other financial restrictions and requires the Company to maintain certain financial ratios (working capital, tangible net worth, and other financial ratios). Dividend payments are prohibited until one-half of the loan is paid. As of December 31, 1995, the Company was not in compliance with the above described financial covenants as well as certain other provisions of the loan agreement; however, on November 8, 1996, the South Carolina Jobs - Economic Development Authority, the Servicing Agent, waived compliance with those provisions until July 1, 1997.

   Additionally, the Company has standby letters of credit totaling $638,650 and $1,360,650 at December 31, 1995 and June 30, 1996, respectively, with two banks. As of December 31, 1995 and June 30, 1996, $638,650 and $1,360,650, respectively, of investments were pledged as collateral for these letters of credit.

   Principal payments on debt are due as follows:

                                                                     DECEMBER 31,              JUNE 30,
                                                                        1995                     1996
                                                                                              (UNAUDITED)
   Fiscal year:
     1997                                                           $   222,220              $   222,220
     1998                                                               666,667                  666,667
     1999                                                               666,667                  666,667
     2000                                                               666,667                  666,667
     2001                                                               666,667                  666,667
   Thereafter                                                         9,111,112                9,111,112
                                                                    -----------              -----------
   Total                                                            $12,000,000              $12,000,000
                                                                    ===========              ===========


4. SHAREHOLDERS' EQUITY

   CONVERTIBLE PREFERRED STOCK - Convertible preferred stock at June 30, 1996 consists of 1,250,000 shares designated as Series A Preferred Stock, 625,000 shares designated as Series B Preferred Stock and 120,000 shares designated as Series C Preferred Stock.

   Significant terms of these Convertible Preferred Stocks are as follows:

   _ Each share is convertible at the option of the holder into one share of common stock for Series A, eight shares of common stock for Series B and 25 shares of common stock of Series C, subject to adjustment for events of dilution. Shares will automatically be converted upon an initial public offering of common stock meeting specified criteria or upon written consent of the holder of a specified percentage of the outstanding shares of each respective series of preferred stock.

   _ Each share has the same voting rights and number of votes as shares of common stock into which it is convertible.

   _ Dividends are at the discretion of the Board of Directors and are noncumulative. Each share is entitled to a per share dividend of $.16 per share of Series A, $.32 of Series B and $1.00 for Series C per annum before any dividend is paid to common shareholders. All series participate with the Company common stock on an as-if-converted basis with respect to any other dividends that may be paid on the Company's common stock.

   _ In the event of liquidation, the preferred shareholders are entitled to receive $2.00 per share for Series A, $4.00 per share for Series B and $12.50 per share for Series C plus any declared but unpaid dividends, prior to any distribution to the common shareholders.

   _ The holders of the preferred shares have certain piggyback and demand registration rights with respect to the underlying shares of Common Stock into which the preferred shares are convertible.

   WARRANTS - Warrants to purchase 25,000 shares of the Company's common stock were issued to an aircraft lessor in November 1994. Warrants to purchase 200,000 shares of common stock were issued to a leasing agent on April 1995. The value of these warrants has been treated as deferred lease expense and is being amortized over the life of the related leases. The warrants have an exercise price of $1.00 and expire October 31, 2005. In April 1996 warrants to purchase preferred stock were issued to Hambrecht & Quist Group L.L.C. as consideration for guaranteeing the $2,000,000 revolving line of credit. These warrants have an exercise price of $.50 and expire in April 2006.

   STOCK OPTION PLANS - The Company has adopted the 1993 Stock Option Plan and the 1994-1995 Stock Option Plan. These plans (the "Plans") provide for grants of both incentive stock options (ISO's) and non-qualified options. Under the Plans, ISO's may be granted to employees and non-qualified options may be granted to employees, directors, consultants and other advisors. Shares subject to incentive stock options generally vest over a three year period. Although vesting may vary, no options have vesting periods in excess of three years. Certain options provide for acceleration of vesting upon occurrence of specified events. Options expire over varying periods from five to ten years after the date of grant.

   ISO's shall be granted at a price at least equal to the fair market value at the time of issuance as determined by the Board of Directors. Non-qualified options may have an exercise price of less than fair market value. At the March 18, 1996 board meeting, directors voted to increase the number of authorized shares under the 1994-1995 Stock Option Plan to 2,500,000. On May 18th, the board voted to reduce the exercise price for outstanding options to purchase common stock by current employees, officers, and directors to $.50 per share. No future grants will be made under the 1993 Stock Option Plan.

                                                              NUMBER OF              EXERCISE PRICE
                                                               OPTIONS                 PER SHARE
                                                              ---------              --------------
   Activity under the Plans is summarized as follows:
     Outstanding at September 1, 1993
     Granted                                                    350,000                  $0.50
                                                              ---------
   Outstanding at August 31, 1994                               350,000
     Granted                                                    939,100                  $0.50
     Forfeited                                                  (62,000)
                                                              ---------
   Outstanding at August 31, 1995                             1,227,000
     Granted                                                  1,030,000                  $0.50
                                                              ---------
   Outstanding at December 31, 1995                           2,257,100                  $0.50
     Granted                                                     90,000                  $0.50
     Forfeited                                                 (174,667)
     Exercised                                                   (3,333)                 $0.50
                                                              ---------
   Outstanding at June 30, 1996                               2,169,100                  $0.50
                                                              =========
   Options exercisable at December 31, 1995                     978,424                  $0.50
                                                              =========
   Options exercisable at June 30, 1996                       1,554,357                  $0.50
                                                              =========

   UNEARNED STOCK COMPENSATION - In connection with the grant of certain stock options to employees, the Company recorded unearned stock compensation for the difference between the deemed fair value for accounting purposes based on independent appraisals and the option price as determined by the Board of Directors at the date of grant. Deferred compensation of $452,193 and $81,628 has been recorded as a reduction in stockholders' equity at December 31, 1995 and June 30, 1996, respectively. Such amounts are being recognized over the vesting period of the related stock options.

   STOCK BONUSES - On January 24, 1995 and August 22, 1995 the Company awarded stock bonuses to all employees. The fair value of the stock issued to employees of $383,056 and $370,565 has been treated as compensation expense for the year ended August 31, 1995 and June 30, 1996, respectively.

5. COMMITMENTS AND CONTINGENCIES

   OPERATING LEASES - The Company leases aircraft, its principal facilities, including airport and terminal facilities, sales offices and general offices. These operating leases are generally on a long-term net rent basis whereby the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased premises. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

   At December 31, 1995, approximate minimum lease payments under leases expiring after December 31, 1995 were as follows:

   Calendar year:
   1996                                                     $ 7,169,000
   1997                                                       6,729,000
   1998                                                       4,267,000
   1999                                                       4,100,000
   2000                                                       3,365,000
   Thereafter                                                 5,890,000
                                                            -----------
   Total minimum lease payments                             $31,520,000
                                                            ===========

   Total rental expense for all operating leases was approximately $11,825,000 and $141,000 for the years 1995 and 1994, respectively, of which approximately $4,342,000 and $57,000 represented contingent rentals. Comparable amounts for the four months ended December 31, 1995 were $4,882,000 and $1,742,000 for contingent rentals. Contingent rentals are based on flight hours for aircraft and enplaned passengers (as defined) or usage (as defined) for terminal space.

   In April 1996, the Company renegotiated certain of its aircraft lease agreements. Under these agreements, the Company would be required to make an additional payment of up to $3 million to the lessor upon completion of a successful initial public offering meeting specified criteria.

   Noncurrent deposits include $853,000, $1,170,000, $1,170,000 and $1,170,000 at August 31, 1994, August 31, 1995, December 31, 1995 and June 30, 1996,
   respectively, for leased aircraft.

   CONCENTRATIONS OF CREDIT RISK - Although the Company does not believe it is subject to significant concentrations of credit risk, recovery of deposits for supplemental payments for maintenance reserves to aircraft lessors is dependent on the continued financial stability of the Company's lessors. In addition, approximately 60% of receivables represents amounts due from one credit card servicing bank for sales of tickets to individual passengers. These receivables are settled following usage of the related ticket by passengers.

   STOCK REGISTRATION - The Company sold shares in the year ended August 31, 1995 and the period ended December 31, 1995 which may have violated the Securities Act or other applicable state securities laws. The shares were not registered under the securities laws, and exemptions from registration provided by such securities laws may not have been available or may not have been perfected, and, in some cases, sales of the shares may have been made by unregistered persons with the result that the Company may be deemed to have violated the registration requirements of the securities laws. The Company does not believe the possible violations of securities laws will have a material impact on the Company's financial position or future results of operations.

   LITIGATION - The Hillsborough County Aviation Authority is seeking damages arising out of the Company's alleged breach of four contracts relating to the use by the Company of Tampa International Airport. An accrual reflecting management's estimate of the amount required to settle this litigation has been recorded at June 30, 1996.

   A former employee is also seeking damages from the Company and H&Q alleging breach of his employment relationship and violation of certain South Carolina laws with regard to the payment of wages. The alleged breach of relationship occurred subsequent to June 30, 1996. No amounts have been recorded related to this litigation at June 30, 1996.

6. GRANTS

   Certain governmental entities committed to provide the Company reimbursement for certain types of expenditures or to provide services free of charge. A detail of such grant commitments available is as follows:

                                                                        DECEMBER 31,         JUNE 30,
                                                                           1995                1996
                                                                                            (UNAUDITED)
   Grants for relocation expense, facilities and working capital -
     City of Columbia, South Carolina                                  $  450,140           $  356,390
   Commitment to provide training services free of charge by the
     South Carolina State Board for Technical and Comprehensive
     Education                                                            630,485              611,685
                                                                       ----------           ----------
   Total                                                               $1,080,625           $  968,075
                                                                       ==========           ==========

   Grants totaling $3,000,000 are repayable on a pro-rata basis, with interest at 4% per annum, to the governmental entities should the Company, within five years of commencement of operations, relocate its operations and headquarters away from the Columbia, South Carolina metropolitan area.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995 and June 30, 1996 are as follows:


                                         DECEMBER 31, 1995                    JUNE 30, 1996
                                   ----------------------------       -----------------------------
                                                     ESTIMATED                           ESTIMATED
                                    CARRYING           FAIR              CARRYING          FAIR
                                     AMOUNT            VALUE              AMOUNT           VALUE
                                                                              (UNAUDITED)
   Assets:
     Cash and cash equivalents     $ 2,369,614       $2,369,614        $   122,799      $   122,799
     Investments                       668,622          653,334          1,365,473        1,330,546

   Liabilities:
     Long-term debt                 12,000,000        9,970,542         12,000,000       10,039,013

   The information presented herein is based on information available to the Company as of December 31, 1995. Although the Company is not aware of any factors that would significantly affect the estimated fair value amounts, such financial instruments have not been comprehensively revalued since December 31, 1995, and the current estimated fair value may differ significantly from the estimated fair value at that date.

   The following methods and assumptions were used to estimate the fair value of the above classes of financial instruments:

   Cash and cash equivalents are valued at their carrying amount.

   Fair values of investments and long-term debt are based on net present value calculations as quoted market prices for the instruments or similar instruments are not available. Settlement of long-term debt may not be possible or may not be a prudent management decision. Potential taxes and other expenses that would be incurred in an actual sale or settlement have not been taken into consideration.

8. INCOME TAXES

   The provision for income taxes is as follows:

                                                       AUGUST 31,
                                               ------------------------      DECEMBER 31,       JUNE 30,
                                                 1994           1995            1995             1996
                                                                                              (UNAUDITED)
   Deferred tax benefit                        $ 471,171     $ 5,850,889     $ 1,858,595      $ 3,689,088
   Valuation allowance                          (471,171)     (5,850,889)     (1,858,595)      (3,689,088)
                                               ---------     -----------      ----------      -----------
   Provision for income taxes                  $       0     $         0      $        0      $         0
                                               =========     ===========      ==========      ===========

   The components of deferred taxes are:

                                                        AUGUST 31,
                                               --------------------------         DECEMBER 31,         JUNE 30,
                                                  1994            1995               1995                1996
                                                                                           (Unaudited)
   Depreciation                                $ (8,514)      $   (98,156)      $     11,839       $   (115,500)
   Vacation and other reserves                   433,775          938,869            748,052            762,800
   Net operating loss
     carryforwards                                45,910        5,481,347          7,420,764         11,222,444
                                               ---------      -----------       ------------       ------------
   Gross deferred tax assets                     471,171        6,322,060          8,180,655         11,869,744

   Valuation allowance                          (471,171)      (6,322,060)        (8,180,655)       (11,869,744)
                                               ---------      -----------       ------------       ------------
   Net deferred tax assets                     $      0       $        0        $          0       $          0
                                               =========      ===========       ============       ============


   As of December 31, 1995 and June 30, 1996, the Company had available net operating loss carryforwards of approximately $19,000,000 and $30,000,000, respectively. These carryforwards expire beginning in 2008, if unused. The Company has experienced a change in ownership. The ownership change may limit the utilization of these carryforwards in the future.

   The Company has recorded a valuation allowance for the total amount of the gross deferred tax asset in all years presented. The amount of deferred tax asset considered realizable, however, could be increased in the near term if estimates of future taxable income during the carryforward period are increased.

9. OTHER OPERATING EXPENSES

   Other operating expenses consist of the following:

                                           AUGUST 31,        AUGUST 31,        DECEMBER 31,       JUNE 30,
                                             1994              1995               1995              1996
                                                                                                 (UNAUDITED)
   Travel, lodging and meals              $  118,333       $ 1,042,240        $  255,611         $  474,009
   Communications                             74,632         1,638,396           551,594            891,596
   Useage fees - reservations                 26,104         1,502,235           662,307            769,924
   Purchased services, including
     security and skycap
     fees                                    185,100         1,546,173           853,351          1,792,093
   Equipment rentals                                           648,991           210,192            302,929
   Aircraft charters                                         1,290,373
   Insurance                                 115,872         2,861,286         1,167,823          2,346,948
   Taxes and licenses                         13,304           465,682            89,101            112,560
   Passenger food and drink                   31,219           324,343           137,892            244,634
   Credit card fees                                          1,100,276           500,979            667,530
   Corporate and fiscal                      140,516           169,231            59,584             91,175
   Other                                     332,463         3,531,197           993,177          1,608,580
                                          ----------       -----------        ----------         ----------
   Total                                  $1,037,543       $16,120,423        $5,481,611         $9,301,978
                                          ==========       ===========        ==========         ==========

10. REDEEMABLE COMMON STOCK

   On December 22, 1995 the Company entered into an agreement with a former officer of the Company to repurchase for $2.00 a share, 250,000 shares of the Company's common stock from the former officer or designated individuals. On January 3, 1996, the Company repurchased the shares of common stock under the terms of this agreement.

11. SUBSEQUENT EVENTS

   Subsequent to June 30, 1996, the Company has received new financing as follows:

   _    In August 1996, the Company issued $4,000,000 of Convertible
        Debentures to H&Q bearing an interest rate of 6%. These securities are convertible into 16,000,000 of Series D Preferred Stock, which in turn are convertible at $.25 per share into 16,000,000 shares of common stock. Additionally in September, the Company issued $600,000 of Convertible Debentures, which are convertible into 2,400,000 shares of Series D Preferred Stock which in turn are convertible at $.25 per share into 1,600,000 shares of common stock.

   _ In September 1996, the Company issued $500,000 of Convertible Debentures. These securities are convertible into 2,000,000 shares of Series E Preferred Stock, which in turn is convertible at $.25 per share into 2,000,000 shares of common stock.

   _ In October 1996, the Company issued $120,000 of Convertible Debentures. These securities are convertible into 480,000 shares of Series E Preferred Stock, which in turn are convertible at $.25 per share of 480,000 shares of common stock.

   _ In October and November 1996, the Company issued $3,200,000 of demand notes to H&Q bearing an interest rate of 8%.


                               * * * * * * * * *

INDEPENDENT AUDITOR'S CONSENT

We consent to the use in this Registration Statement of Air South Airlines, Inc. on Form 10 of our report dated November 8, 1996.


Columbia, South Carolina                          Deloitte & Touche

November 11, 1996